Registration No.  333-41734
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 447

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on July 26, 2000 at 2:00 p.m. pursuant to Rule 487.

                ________________________________

             BANDWIDTH SOLUTIONS SELECT PORTFOLIO, SERIES 4
                  E-BUSINESS SELECT PORTFOLIO, SERIES 4
               E-INFRASTRUCTURE SELECT PORTFOLIO, SERIES 3
                 FIBER OPTICS SELECT PORTFOLIO, SERIES 3
            GENOMICS & PROTEOMICS SELECT PORTFOLIO, SERIES 3
              GLOBAL TECHNOLOGY SELECT PORTFOLIO, SERIES 2
                SEMICONDUCTOR SELECT PORTFOLIO, SERIES 5
             WORLD WIDE WIRELESS SELECT PORTFOLIO, SERIES 3
                  BANDWIDTH SOLUTIONS PORTFOLIO, SERIES 4
                     E-BUSINESS PORTFOLIO, SERIES 4
                  E-INFRASTRUCTURE PORTFOLIO, SERIES 3
                    FIBER OPTICS PORTFOLIO, SERIES 3
                GENOMICS & PROTEOMICS PORTFOLIO, SERIES 3
                  GLOBAL TECHNOLOGY PORTFOLIO, SERIES 2
                    SEMICONDUCTOR PORTFOLIO, SERIES 5
                 WORLD WIDE WIRELESS PORTFOLIO, SERIES 3

                                 FT 447

FT 447 is a series of a unit investment trust, the FT Series. FT 447 consists of 16 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide above-average capital appreciation. Each Select Portfolio Series has an expected maturity of approximately 18 months. Each Portfolio Series has an expected maturity of approximately five years.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)

                             1-800-621-9533


              The date of this prospectus is July 26, 2000

                      Table of Contents

Summary of Essential Information                         3
Fee Table                                                7
Report of Independent Auditors                           8
Statements of Net Assets                                 9
Schedules of Investments                                13
The FT Series                                           30
Portfolios                                              31
Risk Factors                                            36
Public Offering                                         37
Distribution of Units                                   40
The Sponsor's Profits                                   41
The Secondary Market                                    41
How We Purchase Units                                   41
Expenses and Charges                                    41
Tax Status                                              43
Retirement Plans                                        44
Rights of Unit Holders                                  44
Income and Capital Distributions                        45
Redeeming Your Units                                    45
Removing Securities from a Trust                        46
Amending or Terminating the Indenture                   47
Information on the Sponsor, Trustee and Evaluator       48
Other Information                                       49

                       Summary of Essential Information

                                 FT 447


                    At the Opening of Business on the
                  Initial Date of Deposit-July 26, 2000


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                            Bandwidth Solutions e-Business       e-Infrastructure Fiber Optics
                                                            Select Portfolio    Select Portfolio Select Portfolio Select Portfolio
                                                            Series 4            Series 4         Series 3         Series 3
                                                            _____________       _____________    _____________    ________________
Initial Number of Units (1)                                     15,099              15,264           15,199           15,005
Fractional Undivided Interest
    in the Trust per Unit (1)                                 1/15,099            1/15,264         1/15,199         1/15,005
Public Offering Price:
    Aggregate Offering Price Evaluation
         of Securities per Unit (2)                         $    9.900          $    9.900       $    9.900       $    9.900
    Maximum Sales Charge of 3.25% of the Public Offering
         Price per Unit  (3.283% of the net amount invested,
         exclusive of the deferred sales charge) (3)        $     .325          $     .325       $     .325       $     .325
    Less Deferred Sales Charge per Unit                     $    (.225)         $    (.225)      $    (.225)      $    (.225)
Public Offering Price per Unit (4)                          $   10.000          $   10.000       $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)             $    9.675          $    9.675       $    9.675       $    9.675
Redemption Price per Unit
    (based on aggregate underlying value
     of Securities less deferred sales charge) (5)          $    9.675          $    9.675        $   9.675       $    9.675
Cash CUSIP Number                                           30265S 303          30265S 345       30265S 386       30265S 428
Reinvestment CUSIP Number                                   30265S 311          30265S 352       30265S 394       30265S 436
Fee Accounts Cash CUSIP Number                              30265S 329          30265S 360       30265S 402       30265S 444
Fee Accounts Reinvestment CUSIP Number                      30265S 337          30265S 378       30265S 410       30265S 451
Security Code                                                    59239               59247            59255            59263

First Settlement Date                         July 31, 2000
Mandatory Termination Date (6)                January 28, 2002
Income Distribution Record Date               Fifteenth day of each June and December, commencing December 15, 2000.
Income Distribution Date (7)                  Last day of each June and December, commencing December 31, 2000.

_____________

See "Notes to Summary of Essential Information" on page 6.

                        Summary of Essential Information

                                 FT 447


                    At the Opening of Business on the
                  Initial Date of Deposit-July 26, 2000


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                             Genomics &       Global                            World Wide
                                                             Proteomics       Technology       Semiconductor    Wireless
                                                             Select Portfolio Select Portfolio Select Portfolio Select Portfolio
                                                             Series 3         Series 2         Series 5         Series 3
                                                             __________       __________       __________       ________________
Initial Number of Units (1)                                      15,091           15,022           15,071           15,101
Fractional Undivided Interest
    in the Trust per Unit (1)                                  1/15,091         1/15,022         1/15,071         1/15,101
Public Offering Price:
    Aggregate Offering Price Evaluation
         of Securities per Unit (2)                          $    9.900       $    9.900       $    9.900       $    9.900
    Maximum Sales Charge of 3.25% of the Public Offering
         Price per Unit  (3.283% of the net amount invested,
         exclusive of the deferred sales charge) (3)         $     .325       $     .325       $     .325       $     .325
    Less Deferred Sales Charge per Unit                      $    (.225)      $    (.225)      $    (.225)      $    (.225)
Public Offering Price per Unit (4)                           $   10.000       $   10.000       $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)              $    9.675       $    9.675       $    9.675       $    9.675
Redemption Price per Unit
    (based on aggregate underlying value
     of Securities less deferred sales charge) (5)           $    9.675       $    9.675       $    9.675       $    9.675
Cash CUSIP Number                                            30265S 469       30265S 501       30265S 543       30265S 584
Reinvestment CUSIP Number                                    30265S 477       30265S 519       30265S 550       30265S 592
Fee Accounts Cash CUSIP Number                               30265S 485       30265S 527       30265S 568       30265S 600
Fee Accounts Reinvestment CUSIP Number                       30265S 493       30265S 535       30265S 576       30265S 618
Security Code                                                     59271            59279            59287            59295

First Settlement Date                       July 31, 2000
Mandatory Termination Date (6)              January 28, 2002
Income Distribution Record Date             Fifteenth day of each June and December, commencing December 15, 2000.
Income Distribution Date (7)                Last day of each June and December, commencing December 31, 2000.

_____________

See "Notes to Summary of Essential Information" on page 6.

                    Summary of Essential Information

                                 FT 447


                    At the Opening of Business on the
                  Initial Date of Deposit-July 26, 2000


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                          Bandwidth
                                                          Solutions        e-Business        e-Infrastructure Fiber Optics
                                                          Portfolio        Portfolio         Portfolio        Portfolio
                                                          Series 4         Series 4          Series 3         Series 3
                                                          ___________      ___________       ___________      ____________
Initial Number of Units (1)                                   15,099           15,264            15,199           15,005
Fractional Undivided Interest
   in the Trust per Unit (1)                                1/15,099         1/15,264          1/15,199         1/15,005
Public Offering Price:
   Aggregate Offering Price Evaluation
      of Securities per Unit (2)                          $    9.900       $    9.900        $    9.900       $    9.900
   Maximum Sales Charge of 4.40% of the Public Offering
      Price per Unit (4.444% of the net amount invested,
      exclusive of the deferred sales charge) (3)         $     .440       $     .440        $     .440       $     .440
   Less Deferred Sales Charge per Unit                    $    (.340)      $    (.340)       $    (.340)      $    (.340)
Public Offering Price per Unit (4)                        $   10.000       $   10.000        $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)           $    9.560       $    9.560        $    9.560       $    9.560
Redemption Price per Unit
    (based on aggregate underlying value
   of Securities less deferred sales charge) (5)          $    9.560       $    9.560        $    9.560       $    9.560
Cash CUSIP Number                                         30265S 626       30265S 667        30265S 709       30265S 741
Reinvestment CUSIP Number                                 30265S 634       30265S 675        30265S 717       30265S 758
Fee Accounts Cash CUSIP Number                            30265S 642       30265S 683        30265S 725       30265S 766
Fee Accounts Reinvestment CUSIP Number                    30265S 659       30265S 691        30265S 733       30265S 774
Security Code                                                  59243            59251             59259            59267

First Settlement Date                  July 31, 2000
Mandatory Termination Date (6)         July 15, 2005
Income Distribution Record Date        Fifteenth day of each June and December, commencing December 15, 2000.
Income Distribution Date (7)           Last day of each June and December, commencing December 31, 2000.

_____________

See "Notes to Summary of Essential Information" on page 6.

                     Summary of Essential Information

                                 FT 447


 At the Opening of Business on the Initial Date of Deposit-July 26, 2000


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                             Genomics &      Global                           World Wide
                                                             Proteomics      Technology      Semiconductor    Wireless
                                                             Portfolio       Portfolio       Portfolio        Portfolio
                                                             Series 3        Series 2        Series 5         Series 3
                                                             ___________     ___________     ___________      __________
Initial Number of Units (1)                                      15,091          15,022          15,071           15,101
Fractional Undivided Interest
   in the Trust per Unit (1)                                   1/15,091        1/15,022        1/15,071         1/15,101
Public Offering Price:
   Aggregate Offering Price Evaluation
      of Securities per Unit (2)                             $    9.900      $    9.900      $    9.900       $    9.900
   Maximum Sales Charge of 4.40% of the Public Offering
      Price per Unit (4.444% of the net amount invested,
      exclusive of the deferred sales charge) (3)            $     .440      $     .440      $     .440       $     .440
   Less Deferred Sales Charge per Unit                       $    (.340)     $    (.340)     $    (.340)      $    (.340)
Public Offering Price per Unit (4)                           $   10.000      $   10.000      $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)              $    9.560      $    9.560      $    9.560       $    9.560
Redemption Price per Unit
    (based on aggregate underlying value
   of Securities less deferred sales charge) (5)             $    9.560      $    9.560      $    9.560       $    9.560
Cash CUSIP Number                                            30265S 782      30265S 824      30265T 103       30265T 145
Reinvestment CUSIP Number                                    30265S 790      30265S 832      30265T 111       30265T 152
Fee Accounts Cash CUSIP Number                               30265S 808      30265S 840      30265T 129       30265T 160
Fee Accounts Reinvestment CUSIP Number                       30265S 816      30265S 857      30265T 137       30265T 178
Security Code                                                     59275           59283           59291            59299

First Settlement Date                  July 31, 2000
Mandatory Termination Date (6)         July 15, 2005
Income Distribution Record Date        Fifteenth day of each June and December, commencing December 15, 2000.
Income Distribution Date (7)           Last day of each June and December, commencing December 31, 2000.

______________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

                               Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although each Select Portfolio Series has a term of approximately 18 months, each Portfolio Series has a term of approximately five years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                               Select
                                                                               Portfolio Series        Portfolio Series
                                                                               ____________________    ____________________
                                                                                           Amount                  Amount
                                                                                           per Unit                per Unit
                                                                                           ______                  ______
Unit Holder Transaction Expenses
(as a percentage of public offering price)
Maximum sales charge                                                           3.25%       $.325       4.40%       $.440
                                                                               =======     =======     =======     =======
Initial sales charge (paid at time of purchase)                                1.00%(a)    $.100       1.00%(a)    $.100
Deferred sales charge (paid in installments or at redemption)                  2.25%(b)     .225       3.40%(b)     .340

Organization Costs
(as a percentage of public offering price)
Estimated organization costs                                                   .260%(c)    $.0260      .225%(c)    $.0225
                                                                               =======     =======     =======     =======
Estimated Annual Trust Operating Expenses(d)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees         .081%       $.0080      .100%       $.0098
Creation and development fee                                                   .350%(e)     .0347      .350%(e)     .0343
Trustee's fee and other operating expenses                                     .118%(f)     .0117      .152%(f)     .0149
                                                                               _______     _______     _______     _______
Total                                                                          .549%       $.0544      .602%       $.0590
                                                                               =======     =======     =======     =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                  1 Year   18 Months(g)  3 Years    5 Years
                                  ______   __________    ________   _______
Select Portfolio Series           $406     $434          $ -        $ -
Portfolio Series                   523      N.A.          645        779

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The initial sales charge is the difference between the maximum sales charge (3.25% for each Select Portfolio Series and 4.40% for each Portfolio Series) and any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.225 per Unit for each Select Portfolio Series and $.340 per Unit for each Portfolio Series which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in five monthly installments commencing February 20, 2001.

(c) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(d) With the exception of the creation and development fee, each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) The creation and development fee compensates the Sponsor for creating and developing the Trusts. Each Trust accrues this fee daily during the life of the Trust based on its average net asset value and pays the Sponsor monthly. In connection with the creation and development fee, in no event will the Sponsor collect over the life of a Trust more than 1.00% in the case of each Select Portfolio Series or more than 2.85% in the case of each Portfolio Series of a Unit holder's initial investment.

(f) For each Portfolio Series, other operating expenses include the costs incurred by each Portfolio Series for annually updating such Trusts' registration statements. Historically, we paid these costs. Other operating expenses, however, do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g) For each Select Portfolio Series, the example represents the estimated costs incurred through each Trust's approximate 18-month life.

                  Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 447


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 447, comprised of the Bandwidth Solutions Select Portfolio, Series 4; e-Business Select Portfolio, Series 4; e-Infrastructure Select Portfolio, Series 3; Fiber Optics Select
Portfolio, Series 3; Genomics & Proteomics Select Portfolio, Series 3; Global Technology Select Portfolio, Series 2; Semiconductor Select Portfolio, Series 5; World Wide Wireless Select Portfolio, Series 3; Bandwidth Solutions Portfolio, Series 4; e-Business Portfolio, Series 4; e-Infrastructure Portfolio, Series 3; Fiber Optics Portfolio, Series 3; Genomics & Proteomics Portfolio, Series 3; Global Technology Portfolio, Series 2; Semiconductor Portfolio, Series 5; and World Wide Wireless Portfolio, Series 3 as of the opening of business on July 26, 2000.
These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on July 26, 2000. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 447, comprised of the Bandwidth Solutions Select Portfolio, Series 4; e-Business Select Portfolio, Series 4; e-Infrastructure Select Portfolio, Series 3; Fiber Optics Select Portfolio, Series 3; Genomics & Proteomics Select Portfolio, Series 3; Global Technology Select Portfolio, Series 2; Semiconductor Select Portfolio, Series 5; World Wide Wireless Select Portfolio, Series 3; Bandwidth Solutions Portfolio, Series 4; e-Business Portfolio, Series 4; e-Infrastructure Portfolio, Series 3; Fiber Optics Portfolio, Series 3; Genomics & Proteomics Portfolio, Series 3; Global Technology Portfolio, Series 2; Semiconductor Portfolio, Series 5; and World Wide Wireless Portfolio, Series 3 at the opening of business on July 26, 2000 in conformity with accounting principles generally accepted in the United States.


                                               ERNST & YOUNG LLP


Chicago, Illinois
July 26, 2000

                           Statements of Net Assets

                                 FT 447


                    At the Opening of Business on the
                  Initial Date of Deposit-July 26, 2000


                                                      Bandwidth
                                                      Solutions         e-Business          e-Infrastructure Fiber Optics
                                                      Select Portfolio  Select Portfolio    Select Portfolio Select Portfolio
                                                      Series 4          Series 4            Series 3         Series 3
                                                      __________        ____________        __________       ________________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                    $149,483          $151,110            $150,473         $148,552
Less liability for reimbursement to Sponsor
     for organization costs (3)                           (393)             (397)               (395)            (390)
Less liability for deferred sales charge (4)            (3,397)           (3,434)             (3,420)          (3,376)
                                                      ________          ________            ________         ________
Net assets                                            $145,693          $147,279            $146,658         $144,786
                                                      ========          ========            ========         ========
Units outstanding                                       15,099            15,264              15,199           15,005

ANALYSIS OF NET ASSETS
Cost to investors (5)                                 $150,993          $152,637            $151,993         $150,053
Less maximum sales charge (5)                           (4,907)           (4,961)             (4,940)          (4,877)
Less estimated reimbursement to Sponsor
     for organization costs (3)                           (393)             (397)               (395)            (390)
                                                      ________          ________            ________         ________
Net assets                                            $145,693          $147,279            $146,658         $144,786
                                                      ========          ========            ========         ========

______________

See "Notes to Statements of Net Assets" on page 12.

                         Statements of Net Assets

                                 FT 447


                    At the Opening of Business on the
                  Initial Date of Deposit-July 26, 2000


                                                       Genomics &       Global                                World Wide
                                                       Proteomics       Technology          Semiconductor     Wireless
                                                       Select Portfolio Select Portfolio    Select Portfolio  Select Portfolio
                                                       Series 3         Series 2            Series 5          Series 3
                                                       __________       ____________        ___________       ________________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                     $149,405         $148,721            $149,201          $149,498
Less liability for reimbursement to Sponsor
     for organization costs (3)                            (392)            (391)               (392)             (393)
Less liability for deferred sales charge (4)             (3,395)          (3,380)             (3,391)           (3,398)
                                                       ________         ________            ________          ________
Net assets                                             $145,618         $144,950            $145,418          $145,707
                                                       ========         ========            ========          ========
Units outstanding                                        15,091           15,022              15,071            15,101

ANALYSIS OF NET ASSETS
Cost to investors (5)                                  $150,915         $150,223            $150,708          $151,008
Less maximum sales charge (5)                            (4,905)          (4,882)             (4,898)           (4,908)
Less estimated reimbursement to Sponsor
     for organization costs (3)                            (392)            (391)               (392)             (393)
                                                       ________         ________            ________          ________
Net assets                                             $145,618         $144,950            $145,418          $145,707
                                                       ========         ========            ========          ========

______________

See "Notes to Statements of Net Assets" on page 12.

                          Statements of Net Assets

                                 FT 447


                    At the Opening of Business on the
                  Initial Date of Deposit-July 26, 2000


                                                    Bandwidth
                                                    Solutions         e-Business          e-Infrastructure  Fiber Optics
                                                    Portfolio         Portfolio           Portfolio         Portfolio
                                                    Series 4          Series 4            Series 3          Series 3
                                                    __________        ___________         __________        ____________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                  $149,483          $151,110            $150,473          $148,552
Less liability for reimbursement to Sponsor
     for organization costs (3)                         (340)             (343)               (342)             (338)
Less liability for deferred sales charge (4)          (5,134)           (5,190)             (5,168)           (5,102)
                                                    ________          ________            ________          ________
Net assets                                          $144,009          $145,577            $144,963          $143,112
                                                    ========          ========            ========          ========
Units outstanding                                     15,099            15,264              15,199            15,005

ANALYSIS OF NET ASSETS
Cost to investors (5)                               $150,993          $152,636            $151,993          $150,052
Less maximum sales charge (5)                         (6,644)           (6,716)             (6,688)           (6,602)
Less estimated reimbursement to Sponsor
     for organization costs (3)                         (340)             (343)               (342)             (338)
                                                    ________          ________            ________          ________
Net assets                                          $144,009          $145,577            $144,963          $143,112
                                                    ========          ========            ========          ========

______________

See "Notes to Statements of Net Assets" on page 12.

                           Statements of Net Assets

                                 FT 447


                    At the Opening of Business on the
                  Initial Date of Deposit-July 26, 2000


                                                     Genomics &       Global                                World Wide
                                                     Proteomics       Technology           Semiconductor    Wireless
                                                     Portfolio        Portfolio            Portfolio        Portfolio
                                                     Series 3         Series 2             Series 5         Series 3
                                                     __________       ____________         __________       __________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                   $149,405         $148,721             $149,201         $149,498
Less liability for reimbursement to Sponsor
     for organization costs (3)                          (340)            (338)                (339)            (340)
Less liability for deferred sales charge (4)           (5,131)          (5,107)              (5,124)          (5,134)
                                                     ________         ________             ________         ________
Net assets                                           $143,934         $143,276             $143,738         $144,024
                                                     ========         ========             ========         ========
Units outstanding                                      15,091           15,022               15,071           15,101

ANALYSIS OF NET ASSETS
Cost to investors (5)                                $150,914         $150,224             $150,708         $151,008
Less maximum sales charge (5)                          (6,640)          (6,610)              (6,631)          (6,644)
Less estimated reimbursement to Sponsor
     for organization costs (3)                          (340)            (338)                (339)            (340)
                                                     ________         ________             ________         ________
Net assets                                           $143,934         $143,276             $143,738         $144,024
                                                     ========         ========             ========         ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $3,200,000 will be allocated among each of the 16 Trusts in FT 447, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0260 per Unit for each Select Portfolio Series and $.0225 per Unit for each Portfolio Series. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.225 per Unit for each Select Portfolio Series, or $.340 per Unit for each Portfolio Series, payable to us in five equal monthly installments beginning on February 20, 2001 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through June 20, 2001. If you redeem your Units before June 20, 2001 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge and a deferred sales charge) computed at the rate of 3.25% of the Public Offering Price per Unit for each Select Portfolio Series (equivalent to 3.283% of the net amount invested, exclusive of the deferred sales charge) or 4.40% of the Public Offering Price per Unit for each Portfolio Series (equivalent to 4.444% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering."

                           Schedule of Investments

                Bandwidth Solutions Select Portfolio, Series 4
                                 FT 447


                    At the Opening of Business on the
                  Initial Date of Deposit-July 26, 2000


                                                                                    Percentage     Market       Cost of
Number        Ticker Symbol and                                                     of Aggregate   Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price Share        the Trust (2)
_________     _____________________________________                                 _________      ______       _________
              Communications Services
              _____________________
207           GBLX       Global Crossing Ltd. (3)                                     4%           $ 29.250     $  6,055
 78           LVLT       Level 3 Communications, Inc.                                 4%             76.125        5,938
118           Q          Qwest Communications International Inc.                      4%             50.000        5,900
135           SBC        SBC Communications Inc.                                      4%             43.875        5,923
129           WCOM       WorldCom, Inc.                                               4%             45.250        5,837

              Communications Equipment
              _____________________
129           ADCT       ADC Telecommunications, Inc.                                 4%             45.625        5,886
 69           CMTN       Copper Mountain Networks, Inc.                               4%             85.500        5,900
 74           EFNT       Efficient Networks, Inc.                                     4%             78.875        5,837
121           LU         Lucent Technologies Inc.                                     4%             49.500        5,989
 74           NT         Nortel Networks Corporation (3)                              4%             82.500        6,105
 90           TLAB       Tellabs, Inc.                                                4%             67.188        6,047

              Fiber Optics
              __________
 23           GLW        Corning Incorporated                                         4%            258.000        5,934
 46           JDSU       JDS Uniphase Corporation                                     4%            130.188        5,989
 44           SCMR       Sycamore Networks, Inc.                                      4%            133.875        5,890

              Networking Products
              ________________
 88           CSCO       Cisco Systems, Inc.                                          4%             68.125        5,995
 38           JNPR       Juniper Networks, Inc.                                       4%            162.750        6,184
 43           RBAK       Redback Networks Inc.                                        4%            141.063        6,066

              Semiconductors
              ________________
 35           AMCC       Applied Micro Circuits Corporation                           4%            171.813        6,013
 26           BRCM       Broadcom Corporation (Class A)                               4%            237.000        6,162
 29           PMCS       PMC-Sierra, Inc. (3)                                         4%            201.938        5,856
 91           VTSS       Vitesse Semiconductor Corporation                            4%             66.313        6,034

              Wireless Communications
              ________________
296           ERICY      L.M. Ericsson AB (ADR)                                       4%             20.250        5,994
161           MOT        Motorola, Inc.                                               4%             37.563        6,048
107           NOK        Nokia Oy (ADR)                                               4%             55.625        5,952
 87           QCOM       QUALCOMM Incorporated                                        4%             68.375        5,949
                                                                                  ______                        _________
                               Total Investments                                    100%                        $149,483
                                                                                  ======                        =========
_____________

See "Notes to Schedules of Investments" on page 29.

                    Schedule of Investments

                  e-Business Select Portfolio, Series 4
                                 FT 447


                    At the Opening of Business on the
                  Initial Date of Deposit-July 26, 2000


                                                                                    Percentage     Market      Cost of
Number        Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
_________     _____________________________________                                 _________      ______      _________
              Portals
              _____________
108           AOL        America Online, Inc.                                         4%           $ 55.563    $  6,001
 48           ARBA       Ariba, Inc.                                                  4%            123.875       5,946
121           CMRC       Commerce One, Inc.                                           4%             49.000       5,929
411           HLTH       Healtheon/WebMD Corporation                                  4%             14.438       5,934
158           ICGE       Internet Capital Group, Inc.                                 4%             37.438       5,915
102           VERT       VerticalNet, Inc.                                            4%             57.359       5,851
 43           YHOO       Yahoo! Inc.                                                  4%            138.000       5,934

              Infrastructure
              _____________
 41           ATON       Alteon Websystems, Inc.                                      4%            155.375       6,370
 65           ARTG       Art Technology Group, Inc.                                   4%            103.266       6,712
111           BEAS       BEA Systems, Inc.                                            4%             54.750       6,077
152           BVSN       BroadVision, Inc.                                            4%             39.875       6,061
 26           CHKP       Check Point Software Technologies Ltd. (3)                   4%            234.750       6,104
110           EXDS       Exodus Communications, Inc.                                  4%             54.313       5,974
 86           MSFT       Microsoft Corporation\t                                      4%             69.000       5,934
 98           PRSF       Portal Software, Inc.                                        4%             61.688       6,045
 38           SEBL       Siebel Systems, Inc.                                         4%            157.813       5,997
 62           TIBX       TIBCO Software Inc.                                          4%             97.641       6,054
 34           VRSN       VeriSign, Inc.                                               4%            181.875       6,184
141           VIGN       Vignette Corporation                                         4%             43.625       6,151
129           WCOM       WorldCom, Inc.                                               4%             45.250       5,837

              Procurement
              _____________
 88           CSCO       Cisco Systems, Inc.                                          4%             68.125       5,995
126           DELL       Dell Computer Corporation                                    4%             46.813       5,899
 46           ITWO       i2 Technologies, Inc.                                        4%            136.500       6,279
 53           IBM        International Business Machines Corporation                  4%            111.750       5,923
 79           ORCL       Oracle Corporation                                           4%             76.000       6,004
                                                                                  ______                       ________
                               Total Investments                                    100%                       $151,110
                                                                                  ======                       ========
_____________

See "Notes to Schedules of Investments" on page 29.

                         Schedule of Investments

               e-Infrastructure Select Portfolio, Series 3
                                 FT 447


                    At the Opening of Business on the
                  Initial Date of Deposit-July 26, 2000


                                                                                   Percentage     Market      Cost of
Number        Ticker Symbol and                                                    of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                     Offering Price Share       the Trust (2)
_________     _____________________________________                                _________      ______      _________
              Access/Information Providers
              ____________________________
 99           Q          Qwest Communications International Inc.                   3.29%          $ 50.000    $  4,950
107           WCOM       WorldCom, Inc.                                            3.22%            45.250       4,842

              Communications Equipment
              ________________________
 57           CMTN       Copper Mountain Networks, Inc.                            3.24%            85.500       4,874
 62           EFNT       Efficient Networks, Inc.                                  3.25%            78.875       4,890
 38           JDSU       JDS Uniphase Corporation                                  3.29%           130.188       4,947
100           LU         Lucent Technologies Inc.                                  3.29%            49.500       4,950
 61           NT         Nortel Networks Corporation (3)                           3.34%            82.500       5,033
 75           TLAB       Tellabs, Inc.                                             3.35%            67.188       5,039

              Computers & Peripherals
              _______________________
 26           BRCD       Brocade Communications Systems, Inc.                      3.30%           190.688       4,958
104           DELL       Dell Computer Corporation                                 3.24%            46.813       4,869
 57           EMC        EMC Corporation                                           3.30%            87.188       4,970
 43           HWP        Hewlett-Packard Company                                   3.29%           115.188       4,953
 35           INTC       Intel Corporation                                         3.28%           140.875       4,931
 47           NTAP       Network Appliance, Inc.                                   3.32%           106.188       4,991
 46           SUNW       Sun Microsystems, Inc.                                    3.33%           109.000       5,014

              Networking Products
              _______________________
 73           CSCO       Cisco Systems, Inc.                                       3.31%            68.125       4,973
 31           JNPR       Juniper Networks, Inc.                                    3.35%           162.750       5,045
 36           RBAK       Redback Networks Inc.                                     3.37%           141.063       5,078

              Software
              _______________________
 34           ATON       Alteon Websystems, Inc.                                   3.51%           155.375       5,283
 53           ARTG       Art Technology Group, Inc.                                3.64%           103.266       5,473
127           BVSN       BroadVision, Inc.                                         3.37%            39.875       5,064
 22           CHKP       Check Point Software Technologies Ltd. (3)                3.43%           234.750       5,164
 92           EXDS       Exodus Communications, Inc.                               3.32%            54.313       4,997
 44           INKT       Inktomi Corporation                                       3.36%           114.938       5,057
 91           KANA       Kana Communications, Inc.                                 3.32%            54.938       4,999
 72           MSFT       Microsoft Corporation                                     3.30%            69.000       4,968
 66           ORCL       Oracle Corporation                                        3.33%            76.000       5,016
 82           PRSF       Portal Software, Inc.                                     3.36%            61.688       5,058
108           RNWK       RealNetworks, Inc.                                        3.32%            46.250       4,995
 28           VRSN       VeriSign, Inc.                                            3.38%           181.875       5,092
                                                                                  ______                      ________
                               Total Investments                                    100%                      $150,473
                                                                                  ======                      ========
_____________

See "Notes to Schedules of Investments" on page 29.

                           Schedule of Investments

                 Fiber Optics Select Portfolio, Series 3
                                 FT 447


                    At the Opening of Business on the
                  Initial Date of Deposit-July 26, 2000


                                                                                    Percentage     Market      Cost of
Number        Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
_________     _____________________________________                                 _________      ______      _________
              Communications Services
              ____________________
338           TSIX       360networks Inc. (3)                                         4%           $ 17.625    $  5,957
205           GBLX       Global Crossing Ltd. (3)                                     4%             29.250       5,996
 78           LVLT       Level 3 Communications, Inc.                                 4%             76.125       5,938
149           MFNX       Metromedia Fiber Network, Inc. (Class A)                     4%             40.500       6,034
119           Q          Qwest Communications International Inc.                      4%             50.000       5,950
 83           TWTC       Time Warner Telecom Inc.                                     4%             71.750       5,955
209           WCG        Williams Communications Group, Inc.                          4%             28.250       5,904
129           WCOM       WorldCom, Inc.                                               4%             45.250       5,837

              Communications Equipment
              ____________________
129           ADCT       ADC Telecommunications, Inc.                                 4%            45.625        5,886
120           LU         Lucent Technologies Inc.                                     4%            49.500        5,940
 73           NT         Nortel Networks Corporation (3)                              4%            82.500        6,022
 90           TLAB       Tellabs, Inc.                                                4%            67.188        6,047

              Fiber Optics/Optical Components
              __________________________
 39           AVNX       Avanex Corporation                                           4%           138.250        5,392
 37           CIEN       CIENA Corporation                                            4%           162.063        5,996
 92           CLS        Celestica Inc. (3)                                           4%            63.875        5,877
 23           GLW        Corning Incorporated                                         4%           258.000        5,934
 60           DIGL       Digital Lightwave, Inc.                                      4%           100.188        6,011
 79           DITC       Ditech Communications Corporation                            4%            77.125        6,093
232           FNSR       Finisar Corporation                                          4%            25.688        5,960
 45           JDSU       JDS Uniphase Corporation                                     4%           130.188        5,858
 15           SDLI       SDL, Inc.                                                    4%           399.375        5,991

              Networking Products
              _________________
 88           CSCO       Cisco Systems, Inc.                                          4%            68.125        5,995
 37           JNPR       Juniper Networks, Inc.                                       4%           162.750        6,022
 43           RBAK       Redback Networks Inc.                                        4%           141.063        6,066
 44           SCMR       Sycamore Networks, Inc.                                      4%           133.875        5,891
                                                                                  ______                       ________
                               Total Investments                                    100%                       $148,552
                                                                                  ======                       ========
_____________

See "Notes to Schedules of Investments" on page 29.

                         Schedule of Investments

            Genomics & Proteomics Select Portfolio, Series 3
                                 FT 447


                    At the Opening of Business on the
                  Initial Date of Deposit-July 26, 2000


                                                                                  Percentage      Market     Cost of
Number       Ticker Symbol and                                                    of Aggregate    Value per  Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price  Share      the Trust (2)
_________    _____________________________________                                _________       ______     _________
 91          ABGX       Abgenix, Inc.                                             3.40%           $ 55.750   $  5,073
 29          AFFX       Affymetrix, Inc.                                          3.16%            162.813      4,722
 67          AMGN       Amgen Inc.                                                3.30%             73.625      4,933
 85          BGEN       Biogen, Inc.                                              3.28%             57.688      4,903
 54          CORR       COR Therapeutics, Inc.                                    3.38%             93.563      5,052
 47          CRA        Celera Genomics Group                                     3.30%            104.813      4,926
116          CHIR       Chiron Corporation                                        3.29%             42.438      4,923
118          CRGN       CuraGen Corporation                                       3.56%             45.063      5,317
143          EMIS       Emisphere Technologies, Inc.                              3.40%             35.500      5,077
102          ENZN       Enzon, Inc.                                               3.34%             48.875      4,985
208          GLGC       Gene Logic Inc.                                           3.41%             24.500      5,096
 34          DNA        Genentech, Inc.                                           3.34%            146.875      4,994
247          GENE       Genome Therapeutics Corp.                                 3.34%             20.188      4,986
 73          GENZ       Genzyme Corporation (General Division)                    3.34%             68.313      4,987
 75          GILD       Gilead Sciences, Inc.                                     3.45%             68.688      5,152
 33          HGSI       Human Genome Sciences, Inc.                               3.20%            144.875      4,781
126          HYSQ       Hyseq, Inc.                                               3.35%             39.750      5,009
 42          IDPH       IDEC Pharmaceuticals Corporation                          3.24%            115.438      4,848
 65          IMCL       ImClone Systems Incorporated                              3.33%             76.625      4,981
 97          IMNX       Immunex Corporation                                       3.20%             49.313      4,783
 55          INCY       Incyte Genomics, Inc.                                     3.30%             89.750      4,936
138          LYNX       Lynx Therapeutics, Inc.                                   3.65%             39.500      5,451
 58          MEDX       Medarex, Inc.                                             3.29%             84.813      4,919
 81          MEDI       MedImmune, Inc.                                           3.25%             59.875      4,850
 46          MLNM       Millennium Pharmaceuticals, Inc.                          3.33%            108.063      4,971
 34          MYGN       Myriad Genetics, Inc.                                     3.32%            145.750      4,956
198          NGEN       Nanogen, Inc.                                             3.23%             24.375      4,826
133          NBIX       Neurocrine Biosciences, Inc.                              3.23%             36.250      4,821
110          PCOP       Pharmacopeia, Inc.                                        3.56%             48.375      5,321
 34          PDLI       Protein Design Labs, Inc.                                 3.23%            141.938      4,826
                                                                                  ______                     ________
                               Total Investments                                   100%                      $149,405
                                                                                  ======                     ========
_____________

See "Notes to Schedules of Investments" on page 29.

                          Schedule of Investments

              Global Technology Select Portfolio, Series 2
                                 FT 447


 At the Opening of Business on the Initial Date of Deposit-July 26, 2000


                                                                                   Percentage      Market      Cost of
Number      Ticker Symbol and                                                      of Aggregate    Value per   Securities to
of Shares   Name of Issuer of Securities (1)                                       Offering Price  Share       the Trust (2)
______      _____________________________________                                  _________       ______      _________
            Communications Equipment
            _____________________
 66         ALA        Alcatel SA (ADR)                                            3.34%           $ 75.188    $  4,962
 73         CSCO       Cisco Systems, Inc.                                         3.34%             68.125       4,973
247         ERICY      L.M. Ericsson AB (ADR)                                      3.36%             20.250       5,002
 38         JDSU       JDS Uniphase Corporation                                    3.33%            130.188       4,947
 89         NOK        Nokia Oy (ADR)                                              3.33%             55.625       4,951
 61         NT         Nortel Networks Corporation (3)                             3.38%             82.500       5,032
 72         QCOM       QUALCOMM Incorporated                                       3.31%             68.375       4,923
 75         TLAB       Tellabs, Inc.                                               3.39%             67.188       5,039

            Computers & Peripherals
            _____________________
 26         BRCD       Brocade Communications Systems, Inc.                        3.33%            190.688       4,958
104         DELL       Dell Computer Corporation                                   3.27%             46.813       4,869
 57         EMC        EMC Corporation                                             3.34%             87.188       4,970
 43         HWP        Hewlett-Packard Company                                     3.33%            115.188       4,953
 44         IBM        International Business Machines Corporation                 3.31%            111.750       4,917
 46         SUNW       Sun Microsystems, Inc.                                      3.37%            109.000       5,014

            Computer Software & Services
            ________________________
 21         CHKP       Check Point Software Technologies Ltd. (3)                  3.32%            234.750       4,930
 72         MSFT       Microsoft Corporation                                       3.34%             69.000       4,968
 65         ORCL       Oracle Corporation                                          3.32%             76.000       4,940
 86         SAP        SAP AG (ADR)                                                3.33%             57.500       4,945

            Electronics
            _________
110         CANNY      Canon Inc. (ADR)                                            3.32%             44.875       4,936
 76         CLS        Celestica Inc. (3)                                          3.26%             63.875       4,854
 32         KYO        Kyocera Corporation (ADR)                                   3.37%            156.500       5,008
102         PHG        Koninklijke (Royal) Philips Electronics N.V. (3)            3.34%             48.688       4,966
113         SLR        Solectron Corporation                                       3.38%             44.438       5,021

            Semiconductor Equipment
            ____________________
115         ASML       ASM Lithography Holding N.V. (3)                            3.35%             43.375       4,988
 58         AMAT       Applied Materials, Inc.                                     3.30%             84.500       4,901
 87         NVLS       Novellus Systems, Inc.                                      3.40%             58.188       5,062

            Semiconductors
            ____________
 46         ALTR       Altera Corporation                                          3.36%            108.688       5,000
 35         INTC       Intel Corporation                                           3.32%            140.875       4,931
 24         PMCS       PMC-Sierra, Inc. (3)                                        3.26%            201.938       4,847
 78         STM        STMicroelectronics N.V. (3)                                 3.30%             63.000       4,914
                                                                                  ______                       ________
                             Total Investments                                      100%                       $148,721
                                                                                  ======                       ========
_____________

See "Notes to Schedules of Investments" on page 29.

                          Schedule of Investments

                Semiconductor Select Portfolio, Series 5
                                 FT 447


                    At the Opening of Business on the
                  Initial Date of Deposit-July 26, 2000


                                                                                    Percentage     Market      Cost of
Number        Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
_________     _____________________________________                                 _________      ______      _________
              Semiconductors
              _____________
 55           ALTR       Altera Corporation                                           4%           $108.688    $  5,978
 80           ADI        Analog Devices, Inc.                                         4%             75.125       6,010
 35           AMCC       Applied Micro Circuits Corporation                           4%            171.813       6,013
 25           BRCM       Broadcom Corporation (Class A)                               4%            237.000       5,925
158           FCS        Fairchild Semiconductor Corporation                          4%            38.000        6,004
 42           INTC       Intel Corporation                                            4%            140.875       5,917
124           LSI        LSI Logic Corporation                                        4%             48.813       6,053
 96           LLTC       Linear Technology Corporation                                4%             61.438       5,898
 85           MXIM       Maxim Integrated Products, Inc.                              4%             70.188       5,966
 84           MCHP       Microchip Technology Inc.                                    4%             71.875       6,037
161           MOT        Motorola, Inc.                                               4%             37.563       6,048
135           NSM        National Semiconductor Corporation                           4%             43.625       5,889
 29           PMCS       PMC-Sierra, Inc. (3)                                         4%            201.938       5,856
 71           QLGC       QLogic Corporation                                           4%             83.688       5,942
 72           RFMD       RF Micro Devices, Inc.                                       4%             84.750       6,102
 94           STM        STMicroelectronics N.V. (3)                                  4%             63.000       5,922
 88           TXN        Texas Instruments, Inc.                                      4%             67.438       5,935
110           TQNT       TriQuint Semiconductor, Inc.                                 4%             53.250       5,858
 91           VTSS       Vitesse Semiconductor Corporation                            4%             66.313       6,034
 74           XLNX       Xilinx, Inc.                                                 4%             79.875       5,911

              Semiconductor Equipment
              _____________________
138           ASML       ASM Lithography Holding N.V. (3)                             4%            43.375        5,986
 70           AMAT       Applied Materials, Inc.                                      4%            84.500        5,915
107           KLAC       KLA-Tencor Corporation                                       4%            55.188        5,905
104           NVLS       Novellus Systems Inc.                                        4%            58.188        6,052
 94           TER        Teradyne, Inc.                                               4%            64.313        6,045
                                                                                  ______                       ________
                                 Total Investments                                  100%                       $149,201
                                                                                  ======                       ========

_____________

See "Notes to Schedules of Investments" on page 29.

                      Schedule of Investments

             World Wide Wireless Select Portfolio, Series 3
                                 FT 447


                    At the Opening of Business on the
                  Initial Date of Deposit-July 26, 2000


                                                                                   Percentage     Market      Cost of
Number        Ticker Symbol and                                                    of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                     Offering Price Share       the Trust (2)
_________     _____________________________________                                _________      ______      _________
              Communications Services (Domestic)
              _____________________________
170           AWE        AT&T Wireless Group                                       3.23%          $ 28.438    $  4,834
121           BLS        BellSouth Corporation                                     3.30%            40.750       4,931
 76           NXTL       Nextel Communications, Inc. (Class A)                     3.48%            68.375       5,196
 53           PHCM       Phone.com, Inc.                                           3.24%            91.500       4,850
 87           PCS        Sprint Corp. (PCS Group)                                  3.30%            56.688       4,932
 73           USM        United States Cellular Corporation                        3.36%            68.875       5,028
101           VZ         Verizon Communications                                    3.29%            48.688       4,917

              Communications Services (International)
              ________________________________
 88           CWP        Cable & Wireless Plc (ADR)                                3.33%            56.563       4,978
115           CHL        China Mobile (Hong Kong) Limited (ADR)                    3.33%            43.250       4,974
105           DT         Deutsche Telekom AG (ADR)                                 3.32%            47.250       4,961
105           MICC       Millicom International Cellular S.A. (3)                  3.39%            48.250       5,066
 37           NTDMY      NTT DoCoMo, Inc. (ADR)                                    3.34%           135.000       4,995
132           SKM        SK Telecom Co. Ltd. (ADR)                                 3.28%            37.188       4,909
116           SNRA       Sonera Oy (ADR)                                           3.38%            43.500       5,046
 37           TI         Telecom Italia SpA (ADR)                                  3.37%           136.375       5,046
 75           TEF        Telefonica S.A. (ADR)                                     3.28%            65.438       4,908
108           VOD        Vodafone AirTouch Plc (ADR)                               3.31%            45.813       4,948

              Communications Equipment
              ______________________
 65           DOX        Amdocs Limited                                            3.35%            77.000       5,005
 54           CMVT       Comverse Technology, Inc.                                 3.40%            94.188       5,086
245           ERICY      LM Ericsson AB (ADR)                                      3.32%            20.250       4,961
 57           GILTF      Gilat Satellite Networks Ltd. (3)                         3.30%            86.500       4,930
100           LU         Lucent Technologies Inc.                                  3.31%            49.500       4,950
134           MOT        Motorola, Inc.                                            3.37%            37.563       5,033
 89           NOK        Nokia Oy (ADR)                                            3.31%            55.625       4,951
 61           NT         Nortel Networks Corporation (3)                           3.37%            82.500       5,033
134           PWAV       Powerwave Technologies, Inc.                              3.44%            38.438       5,151
 72           QCOM       QUALCOMM Incorporated                                     3.29%            68.375       4,923
 60           RFMD       RF Micro Devices, Inc.                                    3.40%            84.750       5,085
 85           RIMM       Research in Motion Limited (3)                            3.33%            58.500       4,972
 92           TQNT       TriQuint Semiconductor, Inc.                              3.28%            53.250       4,899
                                                                                  ______                      ________
                                 Total Investments                                  100%                      $149,498
                                                                                  ======                      ========

_____________

See "Notes to Schedules of Investments" on page 29.

                       Schedule of Investments

                 Bandwidth Solutions Portfolio, Series 4
                                 FT 447


                    At the Opening of Business on the
                  Initial Date of Deposit-July 26, 2000


                                                                                    Percentage     Market       Cost of
Number        Ticker Symbol and                                                     of Aggregate   Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price Share        the Trust (2)
_________     _____________________________________                                 _________      ______       _________
              Communications Services
              _____________________
207           GBLX       Global Crossing Ltd. (3)                                     4%           $ 29.250     $  6,055
 78           LVLT       Level 3 Communications, Inc.                                 4%             76.125        5,938
118           Q          Qwest Communications International Inc.                      4%             50.000        5,900
135           SBC        SBC Communications Inc.                                      4%             43.875        5,923
129           WCOM       WorldCom, Inc.                                               4%             45.250        5,837

              Communications Equipment
              _____________________
129           ADCT       ADC Telecommunications, Inc.                                 4%             45.625        5,886
 69           CMTN       Copper Mountain Networks, Inc.                               4%             85.500        5,900
 74           EFNT       Efficient Networks, Inc.                                     4%             78.875        5,837
121           LU         Lucent Technologies Inc.                                     4%             49.500        5,989
 74           NT         Nortel Networks Corporation (3)                              4%             82.500        6,105
 90           TLAB       Tellabs, Inc.                                                4%             67.188        6,047

              Fiber Optics
              __________
 23           GLW        Corning Incorporated                                         4%            258.000        5,934
 46           JDSU       JDS Uniphase Corporation                                     4%            130.188        5,989
 44           SCMR       Sycamore Networks, Inc.                                      4%            133.875        5,890

              Networking Products
              ________________
 88           CSCO       Cisco Systems, Inc.                                          4%             68.125        5,995
 38           JNPR       Juniper Networks, Inc.                                       4%            162.750        6,184
 43           RBAK       Redback Networks Inc.                                        4%            141.063        6,066

              Semiconductors
              ________________
 35           AMCC       Applied Micro Circuits Corporation                           4%            171.813        6,013
 26           BRCM       Broadcom Corporation (Class A)                               4%            237.000        6,162
 29           PMCS       PMC-Sierra, Inc. (3)                                         4%            201.938        5,856
 91           VTSS       Vitesse Semiconductor Corporation                            4%             66.313        6,034

              Wireless Communications
              ________________
296           ERICY      L.M. Ericsson AB (ADR)                                       4%             20.250        5,994
161           MOT        Motorola, Inc.                                               4%             37.563        6,048
107           NOK        Nokia Oy (ADR)                                               4%             55.625        5,952
 87           QCOM       QUALCOMM Incorporated                                        4%             68.375        5,949
                                                                                  ______                        _________
                               Total Investments                                    100%                        $149,483
                                                                                  ======                        =========
_____________

See "Notes to Schedules of Investments" on page 29.

                          Schedule of Investments

                     e-Business Portfolio, Series 4
                                 FT 447

                                                                                    Percentage     Market      Cost of
Number        Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
_________     _____________________________________                                 _________      ______      _________
              Portals
              _____________
108           AOL        America Online, Inc.                                         4%           $ 55.563    $  6,001
 48           ARBA       Ariba, Inc.                                                  4%            123.875       5,946
121           CMRC       Commerce One, Inc.                                           4%             49.000       5,929
411           HLTH       Healtheon/WebMD Corporation                                  4%             14.438       5,934
158           ICGE       Internet Capital Group, Inc.                                 4%             37.438       5,915
102           VERT       VerticalNet, Inc.                                            4%             57.359       5,851
 43           YHOO       Yahoo! Inc.                                                  4%            138.000       5,934

              Infrastructure
              _____________
 41           ATON       Alteon Websystems, Inc.                                      4%            155.375       6,370
 65           ARTG       Art Technology Group, Inc.                                   4%            103.266       6,712
111           BEAS       BEA Systems, Inc.                                            4%             54.750       6,077
152           BVSN       BroadVision, Inc.                                            4%             39.875       6,061
 26           CHKP       Check Point Software Technologies Ltd. (3)                   4%            234.750       6,104
110           EXDS       Exodus Communications, Inc.                                  4%             54.313       5,974
 86           MSFT       Microsoft Corporation\t                                      4%             69.000       5,934
 98           PRSF       Portal Software, Inc.                                        4%             61.688       6,045
 38           SEBL       Siebel Systems, Inc.                                         4%            157.813       5,997
 62           TIBX       TIBCO Software Inc.                                          4%             97.641       6,054
 34           VRSN       VeriSign, Inc.                                               4%            181.875       6,184
141           VIGN       Vignette Corporation                                         4%             43.625       6,151
129           WCOM       WorldCom, Inc.                                               4%             45.250       5,837

              Procurement
              _____________
 88           CSCO       Cisco Systems, Inc.                                          4%             68.125       5,995
126           DELL       Dell Computer Corporation                                    4%             46.813       5,899
 46           ITWO       i2 Technologies, Inc.                                        4%            136.500       6,279
 53           IBM        International Business Machines Corporation                  4%            111.750       5,923
 79           ORCL       Oracle Corporation                                           4%             76.000       6,004
                                                                                  ______                       ________
                               Total Investments                                    100%                       $151,110
                                                                                  ======                       ========
_____________

See "Notes to Schedules of Investments" on page 29.

                      Schedule of Investments

                  e-Infrastructure Portfolio, Series 3
                                 FT 447


                    At the Opening of Business on the
                  Initial Date of Deposit-July 26, 2000


                                                                                   Percentage     Market      Cost of
Number        Ticker Symbol and                                                    of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                     Offering Price Share       the Trust (2)
_________     _____________________________________                                _________      ______      _________
              Access/Information Providers
              _______________________
 99           Q          Qwest Communications International Inc.                   3.29%          $ 50.000    $  4,950
107           WCOM       WorldCom, Inc.                                            3.22%            45.250       4,842

              Communications Equipment
              _______________________
 57           CMTN       Copper Mountain Networks, Inc.                            3.24%            85.500       4,874
 62           EFNT       Efficient Networks, Inc.                                  3.25%            78.875       4,890
 38           JDSU       JDS Uniphase Corporation                                  3.29%           130.188       4,947
100           LU         Lucent Technologies Inc.                                  3.29%            49.500       4,950
 61           NT         Nortel Networks Corporation (3)                           3.34%            82.500       5,033
 75           TLAB       Tellabs, Inc.                                             3.35%            67.188       5,039

              Computers & Peripherals
              _______________________
 26           BRCD       Brocade Communications Systems, Inc.                      3.30%           190.688       4,958
104           DELL       Dell Computer Corporation                                 3.24%            46.813       4,869
 57           EMC        EMC Corporation                                           3.30%            87.188       4,970
 43           HWP        Hewlett-Packard Company                                   3.29%           115.188       4,953
 35           INTC       Intel Corporation                                         3.28%           140.875       4,931
 47           NTAP       Network Appliance, Inc.                                   3.32%           106.188       4,991
 46           SUNW       Sun Microsystems, Inc.                                    3.33%           109.000       5,014

              Networking Products
              _______________________
 73           CSCO       Cisco Systems, Inc.                                       3.31%            68.125       4,973
 31           JNPR       Juniper Networks, Inc.                                    3.35%           162.750       5,045
 36           RBAK       Redback Networks Inc.                                     3.37%           141.063       5,078

              Software
              _______________________
 34           ATON       Alteon Websystems, Inc.                                   3.51%           155.375       5,283
 53           ARTG       Art Technology Group, Inc.                                3.64%           103.266       5,473
127           BVSN       BroadVision, Inc.                                         3.37%            39.875       5,064
 22           CHKP       Check Point Software Technologies Ltd. (3)                3.43%           234.750       5,164
 92           EXDS       Exodus Communications, Inc.                               3.32%            54.313       4,997
 44           INKT       Inktomi Corporation                                       3.36%           114.938       5,057
 91           KANA       Kana Communications, Inc.                                 3.32%            54.938       4,999
 72           MSFT       Microsoft Corporation                                     3.30%            69.000       4,968
 66           ORCL       Oracle Corporation                                        3.33%            76.000       5,016
 82           PRSF       Portal Software, Inc.                                     3.36%            61.688       5,058
108           RNWK       RealNetworks, Inc.                                        3.32%            46.250       4,995
 28           VRSN       VeriSign, Inc.                                            3.38%           181.875       5,092
                                                                                  ______                      ________
                               Total Investments                                    100%                      $150,473
                                                                                  ======                      ========
______________

See "Notes to Schedules of Investments" on page 29.

                         Schedule of Investments

                    Fiber Optics Portfolio, Series 3
                                 FT 447


                    At the Opening of Business on the
                  Initial Date of Deposit-July 26, 2000


                                                                                    Percentage     Market      Cost of
Number        Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
_________     _____________________________________                                 _________      ______      _________
              Communications Services
              ____________________
338           TSIX       360networks Inc. (3)                                         4%           $ 17.625    $  5,957
205           GBLX       Global Crossing Ltd. (3)                                     4%             29.250       5,996
 78           LVLT       Level 3 Communications, Inc.                                 4%             76.125       5,938
149           MFNX       Metromedia Fiber Network, Inc. (Class A)                     4%             40.500       6,034
119           Q          Qwest Communications International Inc.                      4%             50.000       5,950
 83           TWTC       Time Warner Telecom Inc.                                     4%             71.750       5,955
209           WCG        Williams Communications Group, Inc.                          4%             28.250       5,904
129           WCOM       WorldCom, Inc.                                               4%             45.250       5,837

              Communications Equipment
              ____________________
129           ADCT       ADC Telecommunications, Inc.                                 4%            45.625        5,886
120           LU         Lucent Technologies Inc.                                     4%            49.500        5,940
 73           NT         Nortel Networks Corporation (3)                              4%            82.500        6,022
 90           TLAB       Tellabs, Inc.                                                4%            67.188        6,047

              Fiber Optics/Optical Components
              __________________________
 39           AVNX       Avanex Corporation                                           4%           138.250        5,392
 37           CIEN       CIENA Corporation                                            4%           162.063        5,996
 92           CLS        Celestica Inc. (3)                                           4%            63.875        5,877
 23           GLW        Corning Incorporated                                         4%           258.000        5,934
 60           DIGL       Digital Lightwave, Inc.                                      4%           100.188        6,011
 79           DITC       Ditech Communications Corporation                            4%            77.125        6,093
232           FNSR       Finisar Corporation                                          4%            25.688        5,960
 45           JDSU       JDS Uniphase Corporation                                     4%           130.188        5,858
 15           SDLI       SDL, Inc.                                                    4%           399.375        5,991

              Networking Products
              _________________
 88           CSCO       Cisco Systems, Inc.                                          4%            68.125        5,995
 37           JNPR       Juniper Networks, Inc.                                       4%           162.750        6,022
 43           RBAK       Redback Networks Inc.                                        4%           141.063        6,066
 44           SCMR       Sycamore Networks, Inc.                                      4%           133.875        5,891
                                                                                  ______                       ________
                               Total Investments                                    100%                       $148,552
                                                                                  ======                       ========
_____________

See "Notes to Schedules of Investments" on page 29.

                     Schedule of Investments

                Genomics & Proteomics Portfolio, Series 3
                                 FT 447


                    At the Opening of Business on the
                  Initial Date of Deposit-July 26, 2000


                                                                                  Percentage      Market     Cost of
Number       Ticker Symbol and                                                    of Aggregate    Value per  Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price  Share      the Trust (2)
_________    _____________________________________                                _________       ______     _________
 91          ABGX       Abgenix, Inc.                                             3.40%           $ 55.750   $  5,073
 29          AFFX       Affymetrix, Inc.                                          3.16%            162.813      4,722
 67          AMGN       Amgen Inc.                                                3.30%             73.625      4,933
 85          BGEN       Biogen, Inc.                                              3.28%             57.688      4,903
 54          CORR       COR Therapeutics, Inc.                                    3.38%             93.563      5,052
 47          CRA        Celera Genomics Group                                     3.30%            104.813      4,926
116          CHIR       Chiron Corporation                                        3.29%             42.438      4,923
118          CRGN       CuraGen Corporation                                       3.56%             45.063      5,317
143          EMIS       Emisphere Technologies, Inc.                              3.40%             35.500      5,077
102          ENZN       Enzon, Inc.                                               3.34%             48.875      4,985
208          GLGC       Gene Logic Inc.                                           3.41%             24.500      5,096
 34          DNA        Genentech, Inc.                                           3.34%            146.875      4,994
247          GENE       Genome Therapeutics Corp.                                 3.34%             20.188      4,986
 73          GENZ       Genzyme Corporation (General Division)                    3.34%             68.313      4,987
 75          GILD       Gilead Sciences, Inc.                                     3.45%             68.688      5,152
 33          HGSI       Human Genome Sciences, Inc.                               3.20%            144.875      4,781
126          HYSQ       Hyseq, Inc.                                               3.35%             39.750      5,009
 42          IDPH       IDEC Pharmaceuticals Corporation                          3.24%            115.438      4,848
 65          IMCL       ImClone Systems Incorporated                              3.33%             76.625      4,981
 97          IMNX       Immunex Corporation                                       3.20%             49.313      4,783
 55          INCY       Incyte Genomics, Inc.                                     3.30%             89.750      4,936
138          LYNX       Lynx Therapeutics, Inc.                                   3.65%             39.500      5,451
 58          MEDX       Medarex, Inc.                                             3.29%             84.813      4,919
 81          MEDI       MedImmune, Inc.                                           3.25%             59.875      4,850
 46          MLNM       Millennium Pharmaceuticals, Inc.                          3.33%            108.063      4,971
 34          MYGN       Myriad Genetics, Inc.                                     3.32%            145.750      4,956
198          NGEN       Nanogen, Inc.                                             3.23%             24.375      4,826
133          NBIX       Neurocrine Biosciences, Inc.                              3.23%             36.250      4,821
110          PCOP       Pharmacopeia, Inc.                                        3.56%             48.375      5,321
 34          PDLI       Protein Design Labs, Inc.                                 3.23%            141.938      4,826
                                                                                  ______                     ________
                               Total Investments                                   100%                      $149,405
                                                                                  ======                     ========
_____________

See "Notes to Schedules of Investments" on page 29.

                     Schedule of Investments

              Global Technology Portfolio, Series 2
                                 FT 447


 At the Opening of Business on the Initial Date of Deposit-July 26, 2000


                                                                                   Percentage      Market      Cost of
Number      Ticker Symbol and                                                      of Aggregate    Value per   Securities to
of Shares   Name of Issuer of Securities (1)                                       Offering Price  Share       the Trust (2)
______      _____________________________________                                  _________       ______      _________
            Communications Equipment
            _____________________
 66         ALA        Alcatel SA (ADR)                                            3.34%           $ 75.188    $  4,962
 73         CSCO       Cisco Systems, Inc.                                         3.34%             68.125       4,973
247         ERICY      L.M. Ericsson AB (ADR)                                      3.36%             20.250       5,002
 38         JDSU       JDS Uniphase Corporation                                    3.33%            130.188       4,947
 89         NOK        Nokia Oy (ADR)                                              3.33%             55.625       4,951
 61         NT         Nortel Networks Corporation (3)                             3.38%             82.500       5,032
 72         QCOM       QUALCOMM Incorporated                                       3.31%             68.375       4,923
 75         TLAB       Tellabs, Inc.                                               3.39%             67.188       5,039

            Computers & Peripherals
            _____________________
 26         BRCD       Brocade Communications Systems, Inc.                        3.33%            190.688       4,958
104         DELL       Dell Computer Corporation                                   3.27%             46.813       4,869
 57         EMC        EMC Corporation                                             3.34%             87.188       4,970
 43         HWP        Hewlett-Packard Company                                     3.33%            115.188       4,953
 44         IBM        International Business Machines Corporation                 3.31%            111.750       4,917
 46         SUNW       Sun Microsystems, Inc.                                      3.37%            109.000       5,014

            Computer Software & Services
            ________________________
 21         CHKP       Check Point Software Technologies Ltd. (3)                  3.32%            234.750       4,930
 72         MSFT       Microsoft Corporation                                       3.34%             69.000       4,968
 65         ORCL       Oracle Corporation                                          3.32%             76.000       4,940
 86         SAP        SAP AG (ADR)                                                3.33%             57.500       4,945

            Electronics
            _________
110         CANNY      Canon Inc. (ADR)                                            3.32%             44.875       4,936
 76         CLS        Celestica Inc. (3)                                          3.26%             63.875       4,854
 32         KYO        Kyocera Corporation (ADR)                                   3.37%            156.500       5,008
102         PHG        Koninklijke (Royal) Philips Electronics N.V. (3)            3.34%             48.688       4,966
113         SLR        Solectron Corporation                                       3.38%             44.438       5,021

            Semiconductor Equipment
            ____________________
115         ASML       ASM Lithography Holding N.V. (3)                            3.35%             43.375       4,988
 58         AMAT       Applied Materials, Inc.                                     3.30%             84.500       4,901
 87         NVLS       Novellus Systems, Inc.                                      3.40%             58.188       5,062

            Semiconductors
            ____________
 46         ALTR       Altera Corporation                                          3.36%            108.688       5,000
 35         INTC       Intel Corporation                                           3.32%            140.875       4,931
 24         PMCS       PMC-Sierra, Inc. (3)                                        3.26%            201.938       4,847
 78         STM        STMicroelectronics N.V. (3)                                 3.30%             63.000       4,914
                                                                                  ______                       ________
                             Total Investments                                      100%                       $148,721
                                                                                  ======                       ========
_____________

See "Notes to Schedules of Investments" on page 29.

                         Schedule of Investments

                    Semiconductor Portfolio, Series 5
                                 FT 447


                    At the Opening of Business on the
                  Initial Date of Deposit-July 26, 2000


                                                                                    Percentage     Market      Cost of
Number        Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
_________     _____________________________________                                 _________      ______      _________
              Semiconductors
              _____________
 55           ALTR       Altera Corporation                                           4%           $108.688    $  5,978
 80           ADI        Analog Devices, Inc.                                         4%             75.125       6,010
 35           AMCC       Applied Micro Circuits Corporation                           4%            171.813       6,013
 25           BRCM       Broadcom Corporation (Class A)                               4%            237.000       5,925
158           FCS        Fairchild Semiconductor Corporation                          4%            38.000        6,004
 42           INTC       Intel Corporation                                            4%            140.875       5,917
124           LSI        LSI Logic Corporation                                        4%             48.813       6,053
 96           LLTC       Linear Technology Corporation                                4%             61.438       5,898
 85           MXIM       Maxim Integrated Products, Inc.                              4%             70.188       5,966
 84           MCHP       Microchip Technology Inc.                                    4%             71.875       6,037
161           MOT        Motorola, Inc.                                               4%             37.563       6,048
135           NSM        National Semiconductor Corporation                           4%             43.625       5,889
 29           PMCS       PMC-Sierra, Inc. (3)                                         4%            201.938       5,856
 71           QLGC       QLogic Corporation                                           4%             83.688       5,942
 72           RFMD       RF Micro Devices, Inc.                                       4%             84.750       6,102
 94           STM        STMicroelectronics N.V. (3)                                  4%             63.000       5,922
 88           TXN        Texas Instruments, Inc.                                      4%             67.438       5,935
110           TQNT       TriQuint Semiconductor, Inc.                                 4%             53.250       5,858
 91           VTSS       Vitesse Semiconductor Corporation                            4%             66.313       6,034
 74           XLNX       Xilinx, Inc.                                                 4%             79.875       5,911

              Semiconductor Equipment
              _____________________
138           ASML       ASM Lithography Holding N.V. (3)                             4%            43.375        5,986
 70           AMAT       Applied Materials, Inc.                                      4%            84.500        5,915
107           KLAC       KLA-Tencor Corporation                                       4%            55.188        5,905
104           NVLS       Novellus Systems Inc.                                        4%            58.188        6,052
 94           TER        Teradyne, Inc.                                               4%            64.313        6,045
                                                                                  ______                       ________
                                 Total Investments                                  100%                       $149,201
                                                                                  ======                       ========
_____________

See "Notes to Schedules of Investments" on page 29.

                        Schedule of Investments

              World Wide Wireless Portfolio, Series 3
                                 FT 447


                    At the Opening of Business on the
                  Initial Date of Deposit-July 26, 2000


                                                                                   Percentage     Market      Cost of
Number        Ticker Symbol and                                                    of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                     Offering Price Share       the Trust (2)
_________     _____________________________________                                _________      ______      _________
              Communications Services (Domestic)
              _____________________________
170           AWE        AT&T Wireless Group                                       3.23%          $ 28.438    $  4,834
121           BLS        BellSouth Corporation                                     3.30%            40.750       4,931
 76           NXTL       Nextel Communications, Inc. (Class A)                     3.48%            68.375       5,196
 53           PHCM       Phone.com, Inc.                                           3.24%            91.500       4,850
 87           PCS        Sprint Corp. (PCS Group)                                  3.30%            56.688       4,932
 73           USM        United States Cellular Corporation                        3.36%            68.875       5,028
101           VZ         Verizon Communications                                    3.29%            48.688       4,917

              Communications Services (International)
              ________________________________
 88           CWP        Cable & Wireless Plc (ADR)                                3.33%            56.563       4,978
115           CHL        China Mobile (Hong Kong) Limited (ADR)                    3.33%            43.250       4,974
105           DT         Deutsche Telekom AG (ADR)                                 3.32%            47.250       4,961
105           MICC       Millicom International Cellular S.A. (3)                  3.39%            48.250       5,066
 37           NTDMY      NTT DoCoMo, Inc. (ADR)                                    3.34%           135.000       4,995
132           SKM        SK Telecom Co. Ltd. (ADR)                                 3.28%            37.188       4,909
116           SNRA       Sonera Oy (ADR)                                           3.38%            43.500       5,046
 37           TI         Telecom Italia SpA (ADR)                                  3.37%           136.375       5,046
 75           TEF        Telefonica S.A. (ADR)                                     3.28%            65.438       4,908
108           VOD        Vodafone AirTouch Plc (ADR)                               3.31%            45.813       4,948

              Communications Equipment
              ______________________
 65           DOX        Amdocs Limited                                            3.35%            77.000       5,005
 54           CMVT       Comverse Technology, Inc.                                 3.40%            94.188       5,086
245           ERICY      LM Ericsson AB (ADR)                                      3.32%            20.250       4,961
 57           GILTF      Gilat Satellite Networks Ltd. (3)                         3.30%            86.500       4,930
100           LU         Lucent Technologies Inc.                                  3.31%            49.500       4,950
134           MOT        Motorola, Inc.                                            3.37%            37.563       5,033
 89           NOK        Nokia Oy (ADR)                                            3.31%            55.625       4,951
 61           NT         Nortel Networks Corporation (3)                           3.37%            82.500       5,033
134           PWAV       Powerwave Technologies, Inc.                              3.44%            38.438       5,151
 72           QCOM       QUALCOMM Incorporated                                     3.29%            68.375       4,923
 60           RFMD       RF Micro Devices, Inc.                                    3.40%            84.750       5,085
 85           RIMM       Research in Motion Limited (3)                            3.33%            58.500       4,972
 92           TQNT       TriQuint Semiconductor, Inc.                              3.28%            53.250       4,899
                                                                                  ______                      ________
                                 Total Investments                                  100%                      $149,498
                                                                                  ======                      ========
_____________

See "Notes to Schedules of Investments" on page 29.

Page 28

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on July 25, 2000. Each Select Portfolio Series has a Mandatory Termination Date of January 28, 2002. Each Portfolio Series has a Mandatory Termination Date of July 15, 2005.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                                         Cost of
                                                         Securities       Profit
                                                         to Sponsor       (Loss)
                                                         _________        ______
Bandwidth Solutions Select Portfolio, Series 4           $149,564         $ (81)
e-Business Select Portfolio, Series 4                     151,229          (119)
e-Infrastructure Select Portfolio, Series 3               150,565           (92)
Fiber Optics Select Portfolio, Series 3                   148,663          (111)
Genomics & Proteomics Select Portfolio, Series 3          149,438           (33)
Global Technology Select Portfolio, Series 2              148,799           (78)
Semiconductor Select Portfolio, Series 5                  149,280           (79)
World Wide Wireless Select Portfolio, Series 3            149,666          (168)
Bandwidth Solutions Portfolio, Series 4                   149,564           (81)
e-Business Portfolio, Series 4                            151,229          (119)
e-Infrastructure Portfolio, Series 3                      150,565           (92)
Fiber Optics Portfolio, Series 3                          148,663          (111)
Genomics & Proteomics Portfolio, Series 3                 149,438           (33)
Global Technology Portfolio, Series 2                     148,799           (78)
Semiconductor Portfolio, Series 5                         149,280           (79)
World Wide Wireless Portfolio, Series 3                   149,666          (168)

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 447, consists of 16 separate portfolios set forth below:

- Bandwidth Solutions Select Portfolio, Series 4
- e-Business Select Portfolio, Series 4
- e-Infrastructure Select Portfolio, Series 3
- Fiber Optics Select Portfolio, Series 3
- Genomics & Proteomics Select Portfolio, Series 3
- Global Technology Select Portfolio, Series 2
- Semiconductor Select Portfolio, Series 5
- World Wide Wireless Select Portfolio, Series 3
- Bandwidth Solutions Portfolio, Series 4
- e-Business Portfolio, Series 4
- e-Infrastructure Portfolio, Series 3
- Fiber Optics Portfolio, Series 3
- Genomics & Proteomics Portfolio, Series 3
- Global Technology Portfolio, Series 2
- Semiconductor Portfolio, Series 5
- World Wide Wireless Portfolio, Series 3

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the

Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. Each Select Portfolio Series has an expected maturity of approximately 18 months whereas each Portfolio Series has an expected maturity of approximately five years.


Bandwidth Solutions Select Portfolio, Series 4 and Bandwidth Solutions Portfolio, Series 4 each consist of a portfolio of common stocks of tele-communications companies which are focusing on bandwidth technologies. The term bandwidth refers to the amount of information that can be transmitted from one user to another in a given amount of time. The speed at which these signals travel is often as important to the end-user as the information that is being transmitted. The growing demand for bandwidth is being driven by the surge in the volume and complexity of data communications on the Internet.


Now that the Internet infrastructure is firmly in place, we believe the demand for bandwidth should continue to grow as more people access the Web worldwide, and as telecommunications service providers begin to mass market their newer and faster broadband systems.

The following factors support our positive outlook for the companies in these portfolios:

- Communications networks presently carry nearly 30 times more voice traffic than data. [Standard & Poor's Industry Surveys] In light of the growth in Internet usage, we expect data traffic to surpass voice communications in the years ahead.

- Wireless communications is now the fastest growing segment of the communications equipment market. The demand for wireless products and services should continue to grow as analog networks are upgraded to digital systems. Digital signals will accommodate wireless data communications and potentially increase demand for bandwidth.

- The transition from copper wiring to fiber-optics is occurring at a brisk pace. It is estimated that over 20 million miles of fiber cables were installed across the United States. [Federal Communications
Commission]

Broadband Systems. The future of high-speed access to the Internet lies in Digital Subscriber Lines (DSL) and cable modems. A new DSL technology standard, known as the G.Lite, will allow for high-speed Internet access concurrent with normal telephone service.

Communications Equipment. We believe that the demand for value-added services like high-speed Internet access should continue to fuel demand for more bandwidth and communications equipment. On a worldwide basis, Standard & Poor's reports that the communications equipment market was valued at approximately $480 billion in 1999.

Deregulation. The U.S. Telecommunications Act of 1996 and the 1997 Telecommunications Agreement, passed by the World Trade Organization, have opened markets domestically and internationally to encourage competition and capital investment.

e-Business Select Portfolio, Series 4 and e-Business Portfolio, Series 4 each consist of a portfolio of common stocks of companies that are either marketing their goods and services on the Internet or selling their products and services to those companies transacting business on the Web.

Until recently, the media has focused its attention primarily on companies that are engaging in business to consumer e-commerce. It is now becoming apparent, however, that business-to-business e-commerce is growing at a much faster rate than the more consumer driven market.

The following factors support our positive outlook for business-to-business e-commerce:

- A study by the University of Texas showed that the Internet economy, though still in its formative stages, generated $523.9 billion in revenue in the United States in 1999, growing at a rate nearly three times the economy as a whole for the same period.

- It is estimated that as e-commerce evolves, business-to-business revenues have the potential to substantially outpace business to consumer revenues. [Business 2.0]

- The revenues generated by e-commerce are only half the story. The cost savings associated with transacting business on the Internet could be substantial. It is estimated that corporations around the world have the potential to experience significant aggregate cost savings over the next several years. [The McKinsey Quarterly]

A New Breed Of Middlemen. In the bricks-and-mortar business world they are known as middlemen, but in the cyber-world they are called intermediaries. They serve the same purpose, which is to act as market makers and help facilitate transactions between businesses. Intermediaries are essentially network hubs, comparable to airline hubs that route travelers making connecting flights. They generate revenues by charging transaction fees for bringing buyers and sellers together. Intermediaries help make e-business run faster, better and cheaper.

Technology Makes it Possible. We believe that technology-based companies, especially those involved in creating the Internet infrastructure and those that provide access to the Internet, are in an ideal position to capitalize on the potential growth of business-to-business e-commerce.

No Boundaries. The motivation behind the business-to-business sales model is to transact business faster, better and cheaper, but it accomplishes much more. By conducting business online, companies are not only removing domestic geographical boundaries, but global boundaries as well. As the business-to-business marketplace expands, we believe that the companies in the e-Business Portfolios have the potential to participate in growth opportunities.

e-Infrastructure Select Portfolio, Series 3 and e-Infrastructure
Portfolio, Series 3 each consist of a portfolio of common stocks of technology companies which provide the infrastructure which helped build the Internet.

As you probably know by now, the Internet has evolved into much more than just the "information superhighway." It is also a place where individuals and companies can transact business. In fact, some companies believe so strongly in the future of e-commerce that they have abandoned the more traditional business models that favor bricks-and-mortar selling.

The good news for investors is that the Internet's infrastructure is supported by a relatively small universe of high-tech companies representing the following industries: computer hardware, software, networking and telecom services. These companies are responsible for providing the kind of cutting-edge technology needed to deliver such popular Internet services as high-speed access, video downloads and e-mail.

The anticipated growth in e-commerce has the potential to continue fueling the need for more technological innovation as businesses of all sizes embrace the concept of transacting business online. When you consider that there are approximately 200 million people connected to the Web worldwide, it only makes sense to consider investing in the companies that make it all possible.

Information Technology (IT) equipment spending continues to be the largest category of industrial spending for all types of capital equipment. Between 1994 and 1999, on an inflation adjusted basis, IT equipment spending accounted for more than half of the growth in equipment spending.

Consider the following factors:

- The average e-commerce Web site costs $1 million to develop and takes five months to complete. When you consider the need for ongoing products and services, infrastructure is big business. [The Industry Standard]

- A study by the University of Texas showed that the Internet economy, though still in its formative stages, generated $523.9 billion in revenue in the United States in 1999, growing at a rate nearly three times the economy as a whole for the same period.

- As the Internet grows, the demand for servers has the potential to grow as well. By some estimates, only 5% of the servers expected to be needed for the Internet's infrastructure by 2003 are in place today. [Standard & Poor's Industry Surveys]

- Communications companies presently carry nearly 30 times more voice traffic than data. Thanks to the Internet, we expect data traffic to surpass voice communications in the years ahead. [Standard & Poor's Industry Surveys]

Fiber Optics Select Portfolio, Series 3 and Fiber Optics Portfolio, Series 3 each consist of a portfolio of common stocks of telecommunications companies focusing on the use of fiber optic technology.

The first full service fiber optic telephone system became operational in Chicago in 1977. Since then, the communications industry has undergone a major transformation, driven both by demand and technological innovation. In 1999, the optical networking industry became one of the fastest growing areas within the communications equipment industry. Optical equipment converts electronic signals into light pulses that can be transmitted through fiber optic cables. We believe the demand for this type of equipment has grown because of the enormous data-carrying capacity offered by fiber optics. In our opinion, the impact that fiber optic technology has had on the telephone industry is astounding. Compared to a conventional three-inch copper wire that can transmit approximately 14,000 phone calls, a half-inch fiber optic cable can transmit over 3 million calls.

With more markets opening around the world because of deregulation, service providers have begun relying on the most advanced technologies available to improve the quality of their offerings in an effort to gain market share. In our opinion, virtually all telephone companies have realized that fiber optics represent an opportunity for them to meet the demands for greater bandwidth that are required by new technologies and ultimately win customers.

Consider the following factors:

- The transition from copper wiring to fiber optics is occurring at a brisk pace. According to the Federal Communications Commission, it was estimated that over 20 million miles of fiber cables were installed across the United States.

- Demand for bandwidth has increased due to the growing popularity of the Internet. Advanced technologies like high-speed digital systems using fiber optic cables are one means being utilized to satisfy this demand.

- The MultiMedia Telecommunications Association projects that total spending on fiber optics will grow from $12 billion in 1998 to approximately $25 billion in 2000.

- A single fiber optic strand can transmit ten thousand times more information today than it could in 1988.

Genomics & Proteomics Select Portfolio, Series 3 and Genomics & Proteomics Portfolio, Series 3 each consist of a portfolio of common stocks of biotechnology companies and pharmaceutical companies that are actively participating in genomics and proteomics research. Biotechnology companies are continually trying to understand the cause of disease in order to find appropriate treatments or even cures. Two of the more prominent methods used to increase the speed and accuracy of drug discovery and development are genomics and proteomics.

Genomics. Genomics refers to the study of the entire collection of human genes. By deciphering the human genetic code, researchers hope to expose the genes that are responsible for the disease they are targeting. Advances in this area allow researchers to develop starting points to treat the causes of the targeted disease.

Proteomics. Proteomics is the link between genes, proteins and disease. Protein mediators control the gene's actions and are responsible for normal biological functions and disease mechanisms. Many of the top selling drugs either target proteins or are proteins. We expect data obtained from proteomic and protein expression profiles to provide an important level of information in contributing to the search for new disease targets and an understanding of the biological basis of disease. Development in this area should help to identify how the diseases start and how they progress.

Research & Development. The essence of biotechnology lies in R&D. Since the first biotech breakthrough in 1982, which involved genetically engineered human insulin, nearly 100 products have come to market. The recent advances in computer science technology have the potential to expedite the process of moving medicines through the pipeline.

Consider the following factors:

- The mapping of the human genome is estimated to have increased the number of targets for new drug interventions from 500 distinct targets to over 3,000. [Pharmaceutical Research and Manufacturers of America]

- The Biotechnology Industry Organization estimates that more than 200 million people worldwide have been helped by over 90 biotechnology products and vaccines.

- We believe the future growth prospects for the industry are bright due to the potential for an increased demand from an aging population that is facing longer life expectancies.

- There are currently over 300 products in the late stages of clinical trials as compared to only 30 back in 1991. [Standard & Poor's Industry Surveys]

- A faster FDA approval process coupled with an increase in the length of patent protection, from 17 to 20 years, are two positive changes instituted to help biotechnology companies grow their businesses.

Global Technology Select Portfolio, Series 2 and Global Technology Portfolio, Series 2 each consist of a portfolio of common stocks of technology companies which are working to meet the potential increase in worldwide demand for telecommunications and technology that is being created by the e-revolution.

Although the Internet has made an astounding impact in the United States, many other countries have been slow to embrace its potential. Industry experts believe that this trend is about to change. According to the Computer Industry Almanac, it is estimated that by the year 2005 the number of Internet users will have grown at such a rapid pace outside of North America that they believe Europe will have the leading market for Internet users. Other regions are anticipated to show strong growth as well, with the Asia-Pacific region leading the way. Much of this anticipated potential growth is being attributed to easier access to the Internet through low cost PC's, Web-ready phones, and information appliances, along with more affordable service.

A Wireless World. We expect much of the future growth in the wireless industry to come from developing countries and remote rural villages. Wireless technology is a far more viable means of communication for these areas because it offers significant cost savings over the more traditional wireline services. In fact, some European countries already use wireless technology as their primary communication source. For instance, in Scandinavia almost half of the population uses wireless phones.

B2B Boom. Until recently, the media has focused its attention primarily on companies that are engaging in business to consumer e-commerce. In our opinion, it is now becoming apparent that business-to-business e-commerce is growing at a much faster rate than the more consumer driven market. By conducting business online, companies are not only removing domestic geographical boundaries, but global boundaries as well.

Internet Infrastructure. The anticipated growth in e-commerce has the potential to continue fueling the need for more technological innovation as businesses of all sizes embrace the concept of transacting business online. When you consider that there are approximately 200 million people connected to the Web worldwide, it only makes sense to consider investing in the companies that make it all possible.

Consider the following factors:

- Forrester Research predicts that global online advertising spending has the potential to increase substantially by 2004, with an increasing portion of the spending occurring outside of the U.S.


- According to Visa International, the B2B e-commerce growth rate of most European countries is anticipated to outpace their GDP growth rate considerably over the next several years.



- It is estimated that corporations around the world have the potential to experience substantial aggregate cost savings over the next several years by transacting business via the Internet.


- It is estimated that there will be approximately 250 million subscribers to global wireless services in 2000, making it one of the fastest growing segments of the telecommunications industry.

- The Internet economy as a whole generated approximately $500 billion in revenue in 1999.

Semiconductor Select Portfolio, Series 5 and Semiconductor Portfolio, Series 5 each consist of a portfolio of common stocks of technology companies in the semiconductor industry.

PC sales drove the last big upturn in the semiconductor industry. Although the PC market is maturing, growth is still strong, as worldwide PC shipments increased by 22% in 1999. Current growth is also being driven in large part by the surge in wireless, wired and information appliances, such as handheld computers, Internet-enabled TV's and smart phones, as well as the infrastructure necessary to support them.

Cellular Growth. One of the major drivers of semiconductor industry growth continues to be cellular phones. There were approximately 283 million cellular phones produced in 1999, topping the number of PC's and TV's currently being produced. It is anticipated that new features such as links to laptop computers, e-mail, voice mail, good audio quality, Internet functionality and perhaps even video will all be offered on next generation phones. Increased demand for next generation phones has the potential to become a significant factor in growing semiconductor sales.

The Internet and Consumer Electronics. As Internet usage rises, the supply of chips used for Internet infrastructure is expected to tighten, which may potentially lead to rising profits for chip makers if alternative sources do not become available-a simple case of supply and demand.

Additionally, a vast new infrastructure of telecommunications networks is needed for communications devices like MP3 players, digital cameras, modems and personal digital assistants. The build-out of this network infrastructure, the proliferation of the Internet and wireless devices, and the digitalization of consumer electronics are all positive signals of strong demand for semiconductors.

The following factors support our positive outlook for the semiconductor industry:

- Worldwide semiconductor sales rose to $15.8 billion in May 2000, the highest monthly sales number in the history of the semiconductor industry. [Semiconductor Industry Association]

- The Semiconductor Industry Association reported that worldwide sales of chips reached $149 billion in 1999, as the industry entered its first sustained recovery since 1995.

- Sales to Japan and the Asia/Pacific region declined by 19.2% and 4.4% respectively in 1998, as both regions' financial crises reduced the demand for semiconductor-rich electronics. However, these two regions have been leading the global semiconductor recovery, with chip sales up 28.9% in the Asia/Pacific region and 26.7% in Japan in 1999. [Standard & Poor's Industry Surveys]

World Wide Wireless Select Portfolio, Series 3 and World Wide Wireless Portfolio, Series 3 each consist of a portfolio of common stocks of telecommunications companies which provide products and/or services used in wireless communications.

It is easy to see that the "Information Age" is transforming the way we work, the way we do business and the way we live. However, the one technology that may have the greatest impact on our lives is one that we cannot see-wireless communications. Wireless devices are enabling us to exchange information in ways and places we once could only dream of. The implementation of new technologies, combined with lower prices for wireless service, has made wireless communication possible for more people. Much of the future growth in the wireless industry is expected to come from developing countries and remote rural villages. Wireless technology is a far more viable means of communications for these areas because it offers significant cost savings over the more traditional wireline services. In fact, some European countries already use wireless technology as their primary communication source. For instance, in Scandinavia almost half the population uses wireless phones.

If you take a closer look at the wireless industry, it becomes apparent that it is truly a global industry. With the World Trade Organization's recent agreement to open the markets of its 72 member governments to foreign companies, there are abundant opportunities for expansion in this industry. Just as its wireline counterparts did previously, we expect that the wireless industry will use mergers and acquisitions as a means of attaining new technologies, forging strategic alliances and reaching more consumers.

Consider the following factors:

- It is estimated that the number of global wireless subscriptions has grown to approximately 300 million, making it one of the fastest growing segments of the telecommunications industry. [Standard & Poor's Industry Surveys]

- The number of wireless subscribers worldwide has nearly tripled over the last three years. [Standard & Poor's Industry Surveys]

- The U.S. Telecommunications Act of 1996 and the 1997
Telecommunications Agreement, passed by the World Trade Organization, have opened markets domestically and internationally to encourage competition and capital investment.

- In the United States alone, it is estimated that there could be considerably more people using a wireless link to the Internet by 2004. [Reuters]

You should be aware that predictions stated herein for the above industries or sectors may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks of U.S. and, for certain Trusts, foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 18-month life of each Select Portfolio Series, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in certain of the Trusts may be issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.


Bandwidth/Communications Industry. Because more than 25% of each of the Bandwidth Solutions Portfolios, Fiber Optics Portfolios and the World Wide Wireless Portfolios are invested in telecommunications companies, these Trusts are considered to be concentrated in the communications industry.
A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries.
The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications/bandwidth companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.


Biotechnology/Pharmaceutical Industries. The Genomics & Proteomics Portfolios are considered to be concentrated in the biotechnology and pharmaceutical industries. Biotechnology and pharmaceutical companies are subject to changing government regulation, including price controls, national health insurance, managed care regulation and tax incentives or penalties related to medical insurance premiums, which could have a negative effect on the price and availability of their products and services. In addition, such companies face increasing competition from generic drug sales, the termination of their patent protection for certain drugs and technological advances which render their products or services obsolete. The research and development costs required to bring a drug to market are substantial and may include a lengthy review by the government, with no guarantee that the product will ever go to market or show a profit. In addition, the potential for an increased amount of required disclosure of proprietary scientific information could negatively impact the competitive position of these companies. Many of these companies may not offer certain drugs or products for several years, and as a result, may have significant losses of revenue and earnings.

e-Commerce Industry. The e-Business Portfolios are considered to be concentrated in the e-commerce industry which includes companies involved with business-to-business online selling, including companies who are marketing goods and services or transacting business online.

General risks for these companies include the state of the worldwide economy, intense global competition, and rapid obsolescence of the utilized technologies and their related systems, products and services. While business-to-business e-commerce is evolving rapidly, future demand for individual products and services is impossible to predict.


E-commerce company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Many such companies have exceptionally high price-to-earnings ratios with little or no earnings histories. In addition, numerous e-commerce companies have only recently begun operations, and may have limited product lines, markets or financial resources, limited trading histories and fewer experienced management personnel. Finally, the lack of barriers to entry suggests a future of intense competition for online retailers. For additional information regarding the risks associated with the e-Business Portfolios, see "Risk Factors-Technology Industry."


Technology Industry. The e-Infrastructure Portfolios, the Global Technology Portfolios and the Semiconductor Portfolios are considered to be concentrated in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by such issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in certain of the Trusts are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The total sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.

The sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge (3.25% of the Public Offering Price for each Select Portfolio Series and 4.40% of the Public Offering Price for each Portfolio Series) and the maximum remaining deferred sales charge (initially equal to $.225 per Unit for each Select Portfolio Series and $.340 per Unit for each Portfolio Series). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.


Monthly Deferred Sales Charge. In addition, five monthly deferred sales charge payments of $.045 per Unit for each Select Portfolio Series or $.068 per Unit for each Portfolio Series will be deducted from a Trust's assets on approximately the 20th day of each month from February 20, 2001 through June 20, 2001. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 2.25% of the Public Offering Price for each Select Portfolio Series or more than 3.4% of the Public Offering Price for each Portfolio Series.



If you purchase Units after the last deferred sales charge payment has been assessed, your sales charge will consist of a one-time initial sales charge of 3.25% of the Public Offering Price per Unit (equivalent to 3.359% of the net amount invested) for each Select Portfolio Series and 4.40% of the Public Offering Price per Unit (equivalent to 4.603% of the net amount invested) for each Portfolio Series. For each Portfolio Series, the sales charge will be reduced by 1/2 of 1% on each subsequent July 31, commencing July 31, 2001, to a minimum sales charge of 3.00%.


Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge is reduced as follows for each Select Portfolio Series:

                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   _____________
$50 but less than $100              3.00%
$100 but less than $150             2.75%
$150 but less than $500             2.40%
$500 but less than $1,000           2.25%
$1,000 or more                      1.50%

For each Portfolio Series:

                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   _____________
$50 but less than $100              4.15%
$100 but less than $250             3.90%
$250 but less than $500             3.40%
$500 or more                        2.40%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the party making the sale.

You may use redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00%. Please note that any deferred sales charge remaining on units you redeem to buy Units of the Trusts will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the initial or deferred sales charge described in this section on the purchase of Units. We reserve the right to limit or deny purchases of Units not subject to the initial or deferred sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.


You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.


The Value of the Securities.

The Evaluator will appraise the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

For each Select Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.75% of the Public Offering Price per Unit. However, for Units subject to a sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 1.75% of the sales price of these Units.


For each Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.2% of the Public Offering Price per Unit (or 65% of the maximum sales charge after July 31, 2001). However, for Units subject to a sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 2.20% of the sales price of these Units. Dealers and other selling agents will receive an additional volume concession or agency commission on all Portfolio Series Units they sell equal to .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of the Trusts on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.


Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust               Additional
(in millions):                      Concession:
_________________                   ___________
$1 but less than $10                .20%
$10 or more                         .30%

Dealers and other selling agents can combine Units of a Select Portfolio Series and its related Portfolio Series they sell for purposes of reaching the additional concessions levels set forth in the above table. In addition, dealers and other selling agents will not receive a concession on the sale of Units which are not subject to the initial or deferred sales charge, but such Units will be included in determining whether the above volume sales levels are met. For all Trusts, dealers and other selling agents who, during any consecutive 12-month period, sell at least $2 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit of a Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and in the case of each Portfolio Series, costs incurred in annually updating each Portfolio Series' registration statements. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. For each Portfolio Series, legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating those Trusts' registration statements yearly are also now chargeable to such Trusts. Historically, we paid these fees and expenses. There are no such fees and expenses that will be charged to each Select Portfolio Series. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is accrued (and becomes a liability of each Trust) on a daily basis. The dollar amount of the creation and development fee accrued each day, which will vary with fluctuations in a Trust's net asset value, is determined by multiplying the net asset value of the Trust on that day by 1/365 of the annual creation and development fee of .350% for each Trust. The total amount of any accrued but unpaid creation and development fee is paid to the Sponsor on a monthly basis from the assets of your Trust. If you redeem your Units, you will only be responsible for any accrued and unpaid creation and development fee through the date of redemption. In connection with the creation and development fee, in no event will the Sponsor collect more than 1.00% for each Select Portfolio Series and 2.85% for each Portfolio Series of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Each Portfolio Series will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, each Portfolio Series will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by your Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units
(except for Fee Accounts) or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                    Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender 1,000 Units or more for redemption (except for Fee Accounts), rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of

Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from each Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of a Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $27 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1999, the total partners' capital of Nike Securities L.P. was $19,881,035 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 50


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Page 51


                   FIRST TRUST (registered trademark)

               BANDWIDTH SOLUTIONS SELECT PORTFOLIO, SERIES 4
                  E-BUSINESS SELECT PORTFOLIO, SERIES 4
               E-INFRASTRUCTURE SELECT PORTFOLIO, SERIES 3
                 FIBER OPTICS SELECT PORTFOLIO, SERIES 3
            GENOMICS & PROTEOMICS SELECT PORTFOLIO, SERIES 3
              GLOBAL TECHNOLOGY SELECT PORTFOLIO, SERIES 2
                SEMICONDUCTOR SELECT PORTFOLIO, SERIES 5
             WORLD WIDE WIRELESS SELECT PORTFOLIO, SERIES 3
                 BANDWIDTH SOLUTIONS PORTFOLIO, SERIES 4
                     E-BUSINESS PORTFOLIO, SERIES 4
                  E-INFRASTRUCTURE PORTFOLIO, SERIES 3
                    FIBER OPTICS PORTFOLIO, SERIES 3
                GENOMICS & PROTEOMICS PORTFOLIO, SERIES 3
                  GLOBAL TECHNOLOGY PORTFOLIO, SERIES 2
                    SEMICONDUCTOR PORTFOLIO, SERIES 5
                 WORLD WIDE WIRELESS PORTFOLIO, SERIES 3
                                 FT 447

                                Sponsor:

                          NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


- Securities Act of 1933 (file no. 333-41734) and


- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

    Information about the Trusts, including their Codes of Ethics, is available on the EDGAR Database on the Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.; Washington, D.C. 20549-0102 e-mail address: publicinfo@sec.gov


                              July 26, 2000


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 52


                   First Trust (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 447 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated July 26, 2000. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
Litigation
   Microsoft Corporation                                       2
Concentrations
   Bandwidth/Communications                                    2
   Biotechnology/Pharmaceutical                                3
   Electronic Commerce                                         3
   Technology                                                  4
Portfolios
   Bandwidth Solutions                                         5
   e-Business                                                  6
   e-Infrastructure                                            8
   Fiber Optics                                               10
   Genomics & Proteomics                                      11
   Global Technology                                          13
   Semiconductor                                              15
   World Wide Wireless                                        16

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in certain Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with Sun Microsystems, Inc., the U.S. Department of Justice and several state Attorneys General. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. The District Court handling the antitrust case recently held that Microsoft exercised monopoly power in violation of the Sherman Antitrust Act and various state antitrust laws. The court entered into a final judgment on June 7, 2000 in which it called for Microsoft to be broken up into two separate companies, one composed of the company's operating systems and the other containing its applications software business. The court also called for significant operating restrictions to be placed on the company until such time as the separation was completed. Microsoft has stated that it will appeal the rulings against it after the penalty phase and final decree. It is impossible to predict what impact the penalties will have on Microsoft or the value of its stock.

Concentrations


Bandwidth/Communications. An investment in Units of the Bandwidth Solutions Portfolios, Fiber Optics Portfolios and the World Wide Wireless
Portfolios should be made with an understanding of the problems and risks such an investment may entail. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.


The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of a Trust's Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in a Trust's portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Biotechnology/Pharmaceutical. An investment in Units of the Genomics & Proteomics Portfolios should be made with an understanding of the problems and risks such an investment may entail. Companies involved in advanced medical devices and instruments, drugs and biotech have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.


As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the biotechnology/ pharmaceuticals sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trusts' objectives will be met.



Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs). The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trusts.


Electronic Commerce. An investment in Units of the e-Business Portfolios should be made with an understanding of the characteristics of the problems and risks such an investment may entail. These portfolios consist of common stocks of retailers that market their goods and services on the Internet and technology companies that create the tools to make it possible. The profitability of companies engaged in the retail industry will be affected by various factors including the general state of the economy and consumer spending trends. Recently, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

Retailers who sell their products over the Internet have the potential to access more consumers, but will require the capital to acquire and maintain sophisticated technology. E-commerce company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Many such companies have exceptionally high price-to-earnings ratios with little or no earnings histories. In addition, numerous e-commerce companies have only recently begun operations, and may have limited product lines, markets or financial resources, as well as fewer experienced management personnel. Finally, the lack of barriers to entry suggests a future of intense competition for online retailers.

See "Technology" below, for additional information concerning the risks of companies engaged in the technology industry.


Technology. An investment in Units of the e-Infrastructure Portfolios, the Global Technology Portfolios and the Semiconductor Portfolios should be made with an understanding of the characteristics of the problems and risks such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.


Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Trusts.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Portfolios

Equity Securities Selected for Bandwidth Solutions Select Portfolio, Series 4
                 and Bandwidth Solutions Portfolio, Series 4

Both the Bandwidth Solutions Select Portfolio, Series 4 and the Bandwidth Solutions Portfolio, Series 4 contain common stocks of the following com-panies:


Communications Services
_______________________



Global Crossing Ltd., headquartered in Hamilton, Bermuda, provides global internet and long distance telecommunications facilities and services utilizing a network of undersea digital fiber optic cable systems and associated terrestrial backhaul capacity. The company operates as a carrier's carrier, providing tiered pricing and segmented products to licensed providers of international telecommunications services.



Level 3 Communications, Inc., headquartered in Broomfield, Colorado, provides telecommunications and information services, including local, long distance and data transmission. The company is building the first international network optimized for Internet Protocol technology. The network will combine both local and long distance networks, connecting customers end-to-end across the United States and in Europe and Asia.



Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.



SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.



WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.



Communications Equipment
________________________



ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets a broad range of products and services that enable its customers to construct and upgrade their telecommunications networks to support increasing user demand for voice, data and video services.



Copper Mountain Networks, Inc., headquartered in Palo Alto, California, develops and markets Digital Subscriber Line (DSL) solutions that enable high-speed Internet connectivity over the existing copper wire telephone infrastructure.



Efficient Networks, Inc., headquartered in Dallas, Texas, is a worldwide developer and supplier of high-speed digital subscriber line customer premises equipment (CPE) for the broadband access market.



Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.



Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



Fiber Optics
____________



Corning Incorporated, headquartered in Corning, New York, with subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.



JDS Uniphase Corporation, headquartered in San Jose, California, designs, develops, makes and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products.



Sycamore Networks, Inc., headquartered in Chelmsford, Massachusetts, develops and markets software-based optical networking products. The company's customers include local exchange carriers, incumbent local exchange carriers, long distance carriers, Internet service providers, cable operators, international telephone companies and wholesale carriers.



Networking Products
___________________



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Juniper Networks, Inc., headquartered in Mountain View, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.



Redback Networks Inc., headquartered in Sunnyvale, California, provides advanced networking solutions. The company's solutions enable carriers, cable multiple system operators and service providers to rapidly deploy high-speed broadband access to the Internet and corporate networks. The company's subscriber management system connects and manages subscribers using digital subscriber line, cable and wireless technologies.



Semiconductors
______________



Applied Micro Circuits Corporation, headquartered in San Diego,
California, designs, makes and markets high-performance, high-bandwidth silicon products for automated test equipment, high-speed computing and military markets throughout the world.



Broadcom Corporation (Class A), headquartered in Irvine, California, develops highly integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise.



PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.



Vitesse Semiconductor Corporation, headquartered in Camarillo,
California, designs, develops, makes and sells digital gallium arsenide integrated circuits primarily for telecommunications, data communications and automated test equipment systems providers.



Wireless Communications
_______________________



L.M. Ericsson AB (ADR), headquartered in Stockholm, Sweden, develops and produces advanced systems, products and services for wired and mobile communications in public and private networks worldwide. The company's product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems and business systems.



Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use.



Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.



QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.


Equity Securities Selected for e-Business Select Portfolio, Series 4 and
                     e-Business Portfolio, Series 4

Both the e-Business Select Portfolio, Series 4 and the e-Business
Portfolio, Series 4 contain common stocks of the following companies:


Portals
_______



America Online, Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes.



Ariba, Inc., headquartered in Sunnyvale, California, provides Internet- and intranet-based business-to-business e-commerce solutions for operating resources that include information technology and telecommunications equipment, professional services, facilities and office equipment, and expense items.



Commerce One, Inc., headquartered in Walnut Creek, California, provides business-to-business electronic procurement solutions. The company's "The Commerce Chain Solution" dynamically links buying and supplying organizations into real-time trading communities, increasing efficiency and significantly reducing operational costs across the entire indirect supply chain.



Healtheon/WebMD Corporation, headquartered in Santa Clara, California, provides advanced Internet technology to connect healthcare participants and enable them to communicate, exchange information and perform transactions which cut across the healthcare maze. The company's services include the areas of membership, healthcare administration, financial management and clinical information.



Internet Capital Group, Inc., headquartered in Wayne, Pennsylvania, is an Internet holding company primarily engaged in business-to-business, or B2B, e-commerce through a network of partner companies.



VerticalNet, Inc., headquartered in Horsham, Pennsylvania, is one of the Internet's leading creators and operators of vertical trade communities. The company leverages the interactive features and global reach of the Internet to create multi-national, targeted business-to-business communities. These narrowly focused Web sites attract buyers and sellers from around the world by catering to individuals with similar professional interests. The company's communities include industries such as electronics, environment and services.



Yahoo! Inc., headquartered in Santa Clara, California, is a global Internet media company that offers a family of branded on-line media properties, including "YAHOO!" The company's Web site enables users to locate and access information and services through hypertext links from a hierarchical, subject-based directory of Web sites.



Infrastructure
______________



Alteon Websystems, Inc., headquartered in San Jose, California, is a provider of next generation Internet infrastructure solutions, including switches, server adapters and software, optimized to meet the specific challenges of managing Web traffic.



Art Technology Group, Inc., headquartered in Cambridge, Massachusetts, offers an integrated suite of Internet customer relationship management and electronic commerce software applications, as well as related application development, integration and support services.



BEA Systems, Inc., headquartered in San Jose, California, markets and supports software used by large organizations to enable and support their most critical business processes. The company's products have been adopted in a wide variety of industries, including telecommunications, banking and finance, manufacturing, retail and transportation.



BroadVision, Inc., headquartered in Redwood City, California, develops, markets and supports application software solutions. The company provides an integrated software application system, "BroadVision One-To-One," that enables businesses to create applications for interactive marketing and selling services on the World Wide Web.



Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").



Exodus Communications, Inc., headquartered in Santa Clara, California, provides Internet system and network management solutions for enterprises with mission-critical Internet operations. The company's data centers are located throughout the United States and in England.



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Portal Software, Inc., headquartered in Cupertino, California, develops, markets and supports customer management and billing software for providers of Internet-based services. The company's products provide account creation, user authentication and authorization, activity tracking, pricing and rating, and billing and customer service functions.



Siebel Systems, Inc., headquartered in San Mateo, California, designs, sells and supports enterprise-class sales and marketing information software systems. The company also designs, develops and markets a Web-based application software product.



TIBCO Software Inc., headquartered in Palo Alto, California, provides software solutions enabling businesses to integrate internal operations, partners and customer channels in real time. The company's products and services enable computer applications and platforms to communicate across local or wide area networks, including the Internet.



VeriSign, Inc., headquartered in Mountain View, California, provides digital certificate solutions and infrastructure needed by companies, government agencies, trading partners and individuals to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets using the Internet Protocol.



Vignette Corporation, headquartered in Austin, Texas, is a provider of Internet Relationship Management software products and services, which enable enterprises to develop and manage online customer relationships and to capitalize on Internet business opportunities.



WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.



Procurement
___________



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



i2 Technologies, Inc., headquartered in Dallas, Texas, provides supply chain management software, which encompasses the planning and scheduling of manufacturing and related logistics from raw materials procurement through work-in-process to customer delivery. The company's product, "RHYTHM," generates integrated solutions to planning and scheduling problems.



International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.



Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.


  Equity Securities Selected for e-Infrastructure Select Portfolio,
          Series 3 and e-Infrastructure Portfolio, Series 3

Both the e-Infrastructure Select Portfolio, Series 3 and the e-
Infrastructure Portfolio, Series 3 contain common stocks of the following companies:


Access/Information Providers
____________________________



Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.



WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.



Communications Equipment
________________________



Copper Mountain Networks, Inc., headquartered in Palo Alto, California, develops and markets Digital Subscriber Line (DSL) solutions that enable high-speed Internet connectivity over the existing copper wire telephone infrastructure.



Efficient Networks, Inc., headquartered in Dallas, Texas, is a worldwide developer and supplier of high-speed digital subscriber line customer premises equipment (CPE) for the broadband access market.



JDS Uniphase Corporation, headquartered in San Jose, California, designs, develops, makes and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products.



Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.



Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



Computers & Peripherals
_______________________



Brocade Communications Systems, Inc., headquartered in San Jose,
California, supplies Fibre Channel switching solutions for storage area networks (SANs). The company's products are connected to computers and storage devices, such as disk drives and tape drives, that computers use to save information.



Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."



Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.



Network Appliance, Inc., headquartered in headquartered in Sunnyvale, California, designs, makes, markets and supports high performance network data storage devices which provide fast, simple, reliable and cost-effective file service for data-intensive network environments.



Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.



Networking Products
___________________



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Juniper Networks, Inc., headquartered in Mountain View, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.



Redback Networks Inc., headquartered in Sunnyvale, California, provides advanced networking solutions. The company's solutions enable carriers, cable multiple system operators and service providers to rapidly deploy high-speed broadband access to the Internet and corporate networks. The company's subscriber management system connects and manages subscribers using digital subscriber line, cable and wireless technologies.



Software
________



Alteon Websystems, Inc., headquartered in San Jose, California, is a provider of next generation Internet infrastructure solutions, including switches, server adapters and software, optimized to meet the specific challenges of managing Web traffic.



Art Technology Group, Inc., headquartered in Cambridge, Massachusetts, offers an integrated suite of Internet customer relationship management and electronic commerce software applications, as well as related application development, integration and support services.



BroadVision, Inc., headquartered in Redwood City, California, develops, markets and supports application software solutions. The company provides an integrated software application system, "BroadVision One-To-One," that enables businesses to create applications for interactive marketing and selling services on the World Wide Web.



Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").



Exodus Communications, Inc., headquartered in Santa Clara, California, provides Internet system and network management solutions for enterprises with mission-critical Internet operations. The company's data centers are located throughout the United States and in England.



Inktomi Corporation, headquartered in Foster City, California, develops and markets scalable Internet software. The company's products include a search engine, a shopping engine and traffic server network-caching products.



Kana Communications, Inc., headquartered in Palo Alto, California, Kana is a provider of online customer communication software and services for e-business marketing, sales and services. The company's primary product is "Kana 4," an online customer communications platform for comprehensive online marketing, sales and service



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.



Portal Software, Inc., headquartered in Cupertino, California, develops, markets and supports real-time, scalable customer management and billing ("CM&B") software for providers of Internet-based services.



RealNetworks, Inc., headquartered in Seattle, Washington, develops and markets software products and services designed to enable users of personal computers and other digital devices to send and receive real-time media using today's infrastructure. The company's products and services include, "RealSystem G2," "Real Broadcast Network" and "RealJukebox."



VeriSign, Inc., headquartered in Mountain View, California, provides digital certificate solutions and infrastructure needed by companies, government agencies, trading partners and individuals to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets using the Internet Protocol.


 Equity Securities Selected for Fiber Optics Select Portfolio, Series 3
                    and Fiber Optics Portfolio, Series 3

Both the Fiber Optics Select Portfolio, Series 3 and the Fiber Optics Portfolio, Series 3 contain common stocks of the following companies:


Communications Services
_______________________



360networks Inc., headquartered in Vancouver, British Columbia, Canada, is a facilities-based provider of fiber optic communications network products and services. The company operates a network in North America and Europe.



Global Crossing Ltd., headquartered in Hamilton, Bermuda, provides global Internet and long distance telecommunications facilities and services utilizing a network of undersea digital fiber optic cable systems and associated terrestrial backhaul capacity. The company operates as a carrier's carrier, providing tiered pricing and segmented products to licensed providers of international telecommunications services.



Level 3 Communications, Inc., headquartered in Broomfield, Colorado, provides telecommunications and information services, including local, long distance and data transmission. The company is building the first international network optimized for Internet Protocol technology. The network will combine both local and long distance networks, connecting customers end-to-end across the United States and in Europe and Asia.



Metromedia Fiber Network, Inc. (Class A), headquartered in White Plains, New York, provides technologically advanced, high-bandwidth, fiber optic communications infrastructure to carrier and corporate and government customers in the United States and Europe.



Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.



Time Warner Telecom Inc., headquartered in Greenwood Village, Colorado, is a fiber facilities-based local exchange carrier in selected metropolitan areas across the United States. The company offers a wide range of business telephony services, primarily to medium- and large-sized business customers and other carriers. The company's customers include telecommunications-intensive business end-users and long distance carriers.



Williams Communications Group, Inc., headquartered in Tulsa, Oklahoma, owns and operates a nationwide fiber optic network focused on providing voice, data, Internet and video services to communications service providers. The company also sells, installs and maintains communications equipment and network services.



WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.



Communications Equipment
________________________



ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets a broad range of products and services that enable its customers to construct and upgrade their telecommunications networks to support increasing user demand for voice, data and video services.



Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.



Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



Fiber Optics/Optical Components
_______________________________



Avanex Corporation, headquartered in Fremont, California, designs, manufactures and markets fiber optic-based products, known as photonic processors, which are used by communications service providers and optical systems manufacturers.



CIENA Corporation, headquartered in Linthicum, Maryland, designs, manufactures and sells dense wavelength division multiplexing systems for long distance fiber optic telecommunications networks. The company also provides a range of engineering, furnishing and installation services. The company's systems alleviate capacity constraints in high traffic, long distance fiber optic routes without requiring installation of new fiber.



Celestica Inc., headquartered in Toronto, Ontario, Canada, provides electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, distribution and service to customers in the computer and communications industries.



Corning Incorporated, headquartered in Corning, New York, with subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.



Digital Lightwave, Inc., headquartered in Clearwater, Florida, designs, develops, markets and supports diagnostic products. The company's products monitor, maintain and manage fiber optic-based networks. The company's products provide telecommunications service providers and equipment manufacturers with the capability to deploy and manage fiber optic networks.



Ditech Communications Corporation, headquartered in Mountain View, California, designs, develops and markets equipment used in building and expanding telecommunications and cable communications networks. The company's products include echo cancellation equipment and equipment that enables and facilitates communications over fiber optic networks.



Finisar Corporation, headquartered in Sunnyvale, California, develops and manufactures gigabit-rate fiber optic systems and components for high-speed serial data communications. The company's fiber optic systems include GBIC transceivers, optical multiplexers and link extenders, protocol analyzers and data generators for Gigabit Ethernet and Fibre Channel networks.



JDS Uniphase Corporation, headquartered in San Jose, California, designs, develops, makes and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products.



SDL, Inc., headquartered in San Jose, California, designs, manufactures and markets semiconductor optoelectronic integrated circuits, semiconductor lasers, fiber optic products and optoelectronic systems. The company's products are used in the telecommunications, cable television, dense wavelength division multiplexing and satellite communications markets.



Networking Products
___________________



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Juniper Networks, Inc., headquartered in Mountain View, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.



Redback Networks Inc., headquartered in Sunnyvale, California, provides advanced networking solutions. The company's solutions enable carriers, cable multiple system operators and service providers to rapidly deploy high-speed broadband access to the Internet and corporate networks. The company's subscriber management system connects and manages subscribers using digital subscriber line, cable and wireless technologies.



Sycamore Networks, Inc., headquartered in Chelmsford, Massachusetts, develops and markets software-based optical networking products. The company's customers include local exchange carriers, incumbent local exchange carriers, long distance carriers, Internet service providers, cable operators, international telephone companies and wholesale carriers.


 Equity Securities Selected for Genomics & Proteomics Select Portfolio,
       Series 3 and Genomics & Proteomics Portfolio, Series 3

Both the Genomics & Proteomics Select Portfolio, Series 3 and the
Genomics & Proteomics Portfolio, Series 3 contain common stocks of the following companies:


Abgenix, Inc., headquartered in Fremont, California, develops and intends to commercialize its XenoMouse technology to produce antibody therapeutic products used in the prevention and treatment of various conditions, such as transplant related diseases, inflammatory and autoimmune disorders, and cancer.



Affymetrix, Inc., headquartered in Santa Clara, California, develops and manufactures DNA chip technology which consists of DNA probe arrays containing gene sequences on a chip; a scanner to process probe arrays; and software to analyze the information. The company's "GeneChip" system acquires, analyzes and manages complex genetic information in order to improve the diagnosis, monitoring and treatment of disease.



Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.



Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.



COR Therapeutics, Inc., headquartered in South San Francisco, California, focuses on the development of novel pharmaceutical products for the treatment and prevention of severe cardiovascular diseases. The company focuses on the discovery, development and commercialization of pharmaceutical products to prevent and treat severe cardiovascular diseases, including arterial thrombosis, a blockage occurring in an artery; venous thrombosis, a thrombus occurring in a vein; and restenosis, a renarrowing of the arteries.



Celera Genomics Group, headquartered in Norwalk, Connecticut, is a subsidiary of PE Corporation. The company is involved in the sequencing of the human genome (and other biologically important model organisms) and generates, sells and supports genomic information and related information management and analysis software. The company also discovers, validates and licenses proprietary gene products, genetic markets and information concerning genetic variability.



Chiron Corporation, headquartered in Emeryville, California, develops, produces and sells products related to the diagnosis, prevention and treatment of human diseases, including certain types of cancer and cardiovascular and infectious diseases. The company participates in markets for biopharmaceuticals, blood testing and vaccines.



CuraGen Corporation, headquartered in New Haven, Connecticut, applies genomics, the study of genes and their functions, to the systematic discovery of genes, biological pathways and drug candidates in order to accelerate the discovery and development of the next generation of therapeutic, agricultural and diagnostic products.



Emisphere Technologies, Inc., headquartered in Tarrytown, New York, develops novel technologies for the oral delivery of pharmaceuticals which could previously be taken only by injection or other non-oral means. The company is working to develop and commercialize its proprietary technologies, which are intended to surmount the obstacles associated with the oral administration of many currently injectable therapeutic agents.



Enzon, Inc., headquartered in Piscataway, New Jersey, researches, develops, makes and sells enhanced therapeutics based on the application of proprietary technologies in the areas of blood substitutes, genetic diseases and oncology.



Gene Logic Inc., headquartered in Gaithersburg, Maryland, uses a proprietary system to discover drug targets and drug leads and provides genomic database products for pharmaceutical company partners. The company has strategic alliances with Procter & Gamble Pharmaceuticals, Inc., Japan Tobacco, Inc. and N.V. Organon, a unit of Akzo Nobel N.V.



Genentech, Inc., headquartered in South San Francisco, California, discovers, develops, makes and sells human pharmaceuticals based on recombinant DNA technology (gene splicing). The company also makes and markets certain products within the United States which are sold to F. Hoffmann-La Roche Ltd. (HLR) for distribution outside the United States.



Genome Therapeutics Corp., headquartered in Waltham, Massachusetts, identifies and characterizes the genes of disease-causing organisms, as well as human genes associated with major diseases, including prostate cancer, asthma, osteoporosis and neuropsychiatric disorders.



Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.



Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases, including a currently available therapy for cytomegalovirus retinitis, and products in development to treat diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.



Human Genome Sciences, Inc., headquartered in Rockville, Maryland, researches and develops potential proprietary drug and diagnostic products based on the discovery and understanding of the medical uses of genes.



Hyseq, Inc., headquartered in Sunnyvale, California, develops gene-based therapeutic product candidates and diagnostic products and tests using its proprietary DNA array technology. The company believes that its HyX genomics platform, which utilizes its proprietary sequencing by hybridization technology as its foundation, generates higher gene sequence throughput with greater analytical flexibility and accuracy and lower cost than prevailing technologies.



IDEC Pharmaceuticals Corporation, headquartered in San Diego,
California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.



ImClone Systems Incorporated, headquartered in New York, New York, researches and develops therapeutic products for the treatment of selected cancers and cancer-related disorders. The company's product candidates include interventional therapeutics for cancer and cancer vaccines.



Immunex Corporation, headquartered in Seattle, Washington, discovers, develops, makes and markets therapeutic products for the treatment of cancer, infectious diseases and immunological disorders. The company's products are sold worldwide.



Incyte Genomics, Inc., headquartered in Palo Alto, California, designs, sells and supports genomic database products, genomic data management software tools, and related reagents and services. The company has created a portfolio of database products.



Lynx Therapeutics, Inc., headquartered in Hayward, California, holds and continues to develop certain proprietary technologies that enables the simultaneous identification and analysis of nearly all the DNA molecules or fragments in a single biological sample.



Medarex, Inc., headquartered in Princeton, New Jersey, develops therapeutic products for the treatment of cancer, AIDS and other life-threatening diseases based on proprietary technology in the field of immunology. The company uses innovative monoclonal antibody technology to develop proprietary therapeutic pharmaceuticals to treat cancer, AIDS and other infectious diseases, autoimmune diseases and cardiovascular disease.



MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.



Millennium Pharmaceuticals, Inc., headquartered in Cambridge, Massachusetts, is a drug discovery and development company that researches and develops a broad range of therapeutic and diagnostic products for the commercial application of genetics, genomics and bioinformatics.



Myriad Genetics, Inc., headquartered in Salt Lake City, Utah, discovers and sequences genes related to major common diseases, such as cancer and cardiovascular disease and the central nervous system using analyses of extensive family histories and genetic material, as well as proprietary technologies, to identify inherited gene mutations.



Nanogen, Inc., headquartered in San Diego, California, integrates advanced microelectronics and molecular biology into a platform technology with applications in the fields of medical diagnostics, genetic testing, genomics, biomedical research, and drug discovery.



Neurocrine Biosciences, Inc., headquartered in San Diego, California, discovers and develops therapeutics for the treatment of diseases and disorders of the central nervous and immune systems including anxiety, depression, Alzheimer's disease, obesity and multiple sclerosis.



Pharmacopeia, Inc., headquartered in Princeton, New Jersey, is focused on the screening of large libraries of chemicals for new drug discovery. The company's drug discovery approach is based on a technology called Encoded Combinational Library on Polymeric Support, which accelerates the pace of drug discovery for pharmaceutical and biotechnology customers.



Protein Design Labs, Inc., headquartered in Fremont, California, develops human and humanized antibodies and other products to treat or prevent a variety of viral, immune-mediated and inflammatory diseases as well as certain cancers and cardiovascular conditions.


   Equity Securities Selected for Global Technology Select Portfolio,
            Series 2 and Global Technology Portfolio, Series 2

Both the Global Technology Select Portfolio, Series 2 and the Global Technology Portfolio, Series 2 contain common stocks of the following companies:


Communications Equipment
________________________



Alcatel SA (ADR), headquartered in Paris, France, provides equipment and systems for the telecommunications, energy and railway transportation sectors.



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



L.M. Ericsson AB (ADR), headquartered in Stockholm, Sweden, develops and produces advanced systems, products and services for wired and mobile communications in public and private networks worldwide. The company's product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems and business systems.



JDS Uniphase Corporation, headquartered in San Jose, California, designs, develops, makes and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products.



Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.



Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use.

The company operates worldwide.



QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



Computers & Peripherals
_______________________



Brocade Communications Systems, Inc., headquartered in San Jose,
California, supplies Fibre Channel switching solutions for storage area networks (SANs). The company's products are connected to computers and storage devices, such as disk drives and tape drives, that computers use to save information.



Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."



Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.



International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.



Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.



Computer Software & Services
____________________________



Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.



SAP AG (ADR), headquartered in Walldorf, Germany, is an international developer and supplier of integrated business application software designed to provide cost-effective comprehensive solutions for businesses.



Electronics
___________



Canon Inc. (ADR), headquartered in Tokyo, Japan, manufactures office, camera and video equipment that includes color laser and high speed copiers, mid-range copiers, 35mm cameras and video equipment. The company also produces and markets computer peripherals and manufactures aligners for semiconductor chip production.



Celestica Inc., headquartered in Toronto, Ontario, Canada, provides electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, distribution and service to customers in the computer and communications industries.



Kyocera Corporation (ADR), headquartered in Kyoto, Japan, designs and produces fine ceramic parts, ceramic IC packages and electronic components, as well as optical instruments. The company is a global producer of high tech solutions in the fields of electronics, telecommunications, metal processing, automotive components and optics.



Koninklijke (Royal) Philips Electronics N.V., headquartered in
Amsterdam, the Netherlands, makes lighting products; consumer electronics; components and sub-systems; music and films, integrated circuits and discrete semiconductors; and medical systems and business electronics. The company markets its products worldwide.



Solectron Corporation, headquartered in Milpitas, California, provides a complete range of advanced manufacturing services, including sophisticated electronic assembly and turnkey manufacturing management services, to original equipment manufacturers in the electronics industry.



Semiconductor Equipment
_______________________



ASM Lithography Holding N.V., headquartered in Veldhoven, the
Netherlands, develops, makes, sells and services advanced photolithography projection systems, including wafer steppers and step-and-scan systems, that are essential to the fabrication of modern integrated circuits.



Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.



Novellus Systems, Inc., headquartered in San Jose, California, designs, makes, sells and services chemical vapor deposition equipment used in the fabrication of integrated circuits. The company sells its products to semiconductor manufacturers worldwide.



Semiconductors
______________



Altera Corporation, headquartered in San Jose, California, designs, manufactures and markets programmable logic devices and associated development tools to the telecommunications, data communications and industrial applications markets.



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.



PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.



STMicroelectronics N.V., headquartered in St. Genis Pouilly, France, designs, develops, makes and markets a broad range of semiconductor integrated circuits and discrete devices used in a variety of microelectronic applications, including telecommunications and computer systems, consumer products, automotive products and industrial automation and control systems.


 Equity Securities Selected for Semiconductor Select Portfolio, Series 5
                     and Semiconductor Portfolio, Series 5

Both the Semiconductor Select Portfolio, Series 5 and the Semiconductor Portfolio, Series 5 contain common stocks of the following companies:


Semiconductors
______________



Altera Corporation, headquartered in San Jose, California, designs, manufactures and markets programmable logic devices and associated development tools to the telecommunications, data communications and industrial applications markets.



Analog Devices, Inc., headquartered in Norwood, Massachusetts, designs, makes and sells a broad line of high-performance linear, mixed signal and digital integrated circuits that address a wide range of real-world signal processing applications.



Applied Micro Circuits Corporation, headquartered in San Diego,
California, designs, makes and markets high-performance, high-bandwidth silicon products for automated test equipment, high-speed computing and military markets throughout the world.



Broadcom Corporation (Class A), headquartered in Irvine, California, develops highly integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise.



Fairchild Semiconductor Corporation, headquartered in South Portland, Maine, designs, develops and markets analog, discrete, logic and non-volatile memory semiconductors.



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.



LSI Logic Corporation, headquartered in Milpitas, California, designs, develops, makes and sells application-specific integrated circuits.



Linear Technology Corporation, headquartered in Milpitas, California, designs, makes and markets a broad line of standard high performance linear integrated circuits using silicon gate complementary metal-oxide semiconductor (CMOS), BiCMOS and bipolar and complementary bipolar wafer process technologies.



Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, designs and makes linear and mixed-signal integrated circuits. The company's products include data converters, interface circuits, microprocessor-supervisors and amplifiers.

Microchip Technology Inc., headquartered in Chandler, Arizona, develops, makes and markets field programmable 8-bit microcontrollers, application-specific standard products and related specialty memory products for high-volume embedded control applications in the consumer, automotive, office automation, communications and industrial markets.



Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use.



National Semiconductor Corporation, headquartered in Santa Clara,
California, designs, develops, makes and markets analog intensive, mixed-signal and other integrated circuits for applications in the communications, personal systems, consumer and industrial markets. The company's products are marketed throughout the world through a direct sales force and a network of distributors.



PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.



QLogic Corporation, headquartered in Costa Mesa, California, designs and supplies semiconductor products that provide interface connections between computer systems and their attached data storage peripherals such as hard disk drives, tape drives and subsystems.



RF Micro Devices, Inc., headquartered in Greensboro, North Carolina, designs, develops and markets proprietary radio frequency integrated circuits for wireless communications applications such as cellular and PCS, cordless telephony, wireless security and remote meter reading.



STMicroelectronics N.V., headquartered in St. Genis Pouilly, France, designs, develops, makes and markets a broad range of semiconductor integrated circuits and discrete devices used in a variety of microelectronic applications, including telecommunications and computer systems, consumer products, automotive products and industrial automation and control systems.



Texas Instruments, Inc., headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.



TriQuint Semiconductor, Inc., headquartered in Hillsboro, Oregon, develops, manufactures and markets a broad range of high-performance analog and mixed-signal integrated circuits for the wireless communications, telecommunications and computing markets.



Vitesse Semiconductor Corporation, headquartered in Camarillo,
California, designs, develops, makes and sells digital gallium arsenide integrated circuits primarily for telecommunications, data communications and automated test equipment systems providers.



Xilinx, Inc., headquartered in San Jose, California, designs, develops and sells CMOS programmable logic devices and related design software including field programmable gate arrays and erasable programmable logic devices.



Semiconductor Equipment
_______________________



ASM Lithography Holding N.V., headquartered in Veldhoven, the
Netherlands, develops, makes, sells and services advanced photolithography projection systems, including wafer steppers and step-and-scan systems, that are essential to the fabrication of modern integrated circuits.



Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.



KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.



Novellus Systems Inc., headquartered in San Jose, California, designs, makes, sells and services chemical vapor deposition equipment used in the fabrication of integrated circuits. The company sells its products to semiconductor manufacturers worldwide.



Teradyne, Inc., headquartered in Boston, Massachusetts, makes electronic test systems and software for use in the electronics industry, and backplane connection systems for the military/aerospace, telecommunications and computer industries.


  Equity Securities Selected for World Wide Wireless Select Portfolio,
          Series 3 and World Wide Wireless Portfolio, Series 3

Both the World Wide Wireless Select Portfolio, Series 3 and the World Wide Wireless Portfolio, Series 3 contain common stocks of the following companies:


Communications Services (Domestic)
__________________________________



AT&T Wireless Group, headquartered in Redmond, Washington, is one of the largest wireless service providers in the United States. The company is a provider of wireless voice and data services using time division multiple access (TDMA), analog and cellular digital packet data (CDPD) technologies.



BellSouth Corporation, headquartered in Atlanta, Georgia, provides wireline telecommunications to substantial portions of the population of Georgia, Alabama, Florida, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina and Tennessee. The company also provides wireless communications, publishes telephone directories and holds interests in communications ventures overseas.



Nextel Communications, Inc. (Class A), headquartered in Reston,
Virginia, with subsidiaries, provides a wide array of digital and analog wireless communications services throughout the United States. The company markets its products under the "Nextel" brand name.



Phone.com, Inc., headquartered in Redwood City, California, provides software to deliver Internet-based services to mass-market wireless telephones. The company's product provides access to Internet services and intranet-based services, including news, stocks, e-mail, travel, weather, and sports to wireless subscribers.



Sprint Corp. (PCS Group), headquartered in Kansas City, Missouri, operates the largest 100% digital, 100% personal cellular communication system ("PCS") nationwide wireless network in the United States.



United States Cellular Corporation, headquartered in Chicago, Illinois, owns, operates and invests in cellular telephone systems throughout the United States.



Verizon Communications (formerly Bell Atlantic Corporation), headquartered in New York, New York, operates a diversified telecommunications concern that provides voice and data transport and calling services network access, directory publishing and public telephone services to customers in the mid-Atlantic and New England regions.



Communications Services (International)
_______________________________________



Cable & Wireless Plc (ADR), headquartered in London, England, operates as an international provider of telecommunications and multimedia communications services in more than 70 countries, including the United Kingdom, Australia, the Caribbean, Hong Kong, Japan and the United States. The company also operates a fleet of vessels and submersible vehicles for laying and burying cable.



China Mobile (Hong Kong) Limited (ADR), headquartered in Wanchai, Hong Kong, provides cellular telecommunications services in Guangdong and Zhejiang, among the most economically developed provinces in the People's Republic of China.



Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, is one of Europe's, and the world's, largest telecommunications services providers. The company offers domestic and international public fixed-link voice telephone service in Germany. The company also offers data transmission services, network services, on-line services, telephone directory publishing, dial-in information lines, paging and mobile telecommunications services, and supplies and services telecommunications equipment.



Millicom International Cellular S.A., headquartered in Bertrange,
Luxembourg, develops and operates cellular telephone networks under licenses in numerous countries, mainly in emerging markets in Africa, Asia, Europe and Latin America.



NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunication services including cellular phones, personal handyphone systems (PHS), paging, satellite mobile communication and wireless Private Branch Exchange system services. The company also sells cellular phones, PHS, car phones and pagers.



SK Telecom Co. Ltd. (ADR), headquartered in Seoul, South Korea, provides wireless telecommunications services, including cellular and paging services, in Korea.



Sonera Oy (ADR), headquartered in Helsinki, Finland, provides telecommunication services, including fixed line, mobile telephone, data communications and networked media services. The company also operates cellular networks and provides ATM, frame relay and Internet services.



Telecom Italia SpA (ADR), headquartered in Rome, Italy, is the financial parent of companies operating in the fields of telecommunications, manufacturing, electronics and network construction. The company's subsidiaries are also active in publishing, telematics information and auxiliary services.



Telefonica S.A. (ADR), headquartered in Madrid, Spain, is the exclusive supplier of voice telephone services in Spain under a contract with the Spanish State. The company also provides telecommunications services in Argentina, Brazil, El Salvador, Peru, Portugal, Puerto Rico, the United States and Venezuela.



Vodafone AirTouch Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.



Communications Equipment
________________________



Amdocs Limited, headquartered in Chesterfield, Missouri, provides computer systems integration and related services for the telecommunications industry. The company markets computer software products and related services to telecommunications companies throughout the world.



Comverse Technology, Inc., headquartered in Woodbury, New York, makes and sells computer and telecommunications systems for multimedia

Page 17

communications and information processing applications, which are used by telephone network operators, government agencies, call centers, financial institutions and other public and commercial organizations worldwide.



LM Ericsson AB (ADR), headquartered in Stockholm, Sweden, develops and produces advanced systems, products and services for wired and mobile communications in public and private networks worldwide. The company's product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems and business systems.



Gilat Satellite Networks Ltd., headquartered in Petah Tikva, Israel, designs, makes and sells very small aperture terminal satellite earth stations, and related hub equipment and software products incorporated into telecommunications networks which provide satellite-based communication between a central location and a large number of dispersed locations.



Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.



Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use.



Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.



Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.



Powerwave Technologies, Inc., headquartered in Irvine, California, designs, manufactures and markets ultra-linear radio frequency power amplifiers for use in the wireless communications market worldwide. The company manufactures both single- and multi-carrier radio frequency power amplifiers for a variety of frequency ranges and transmission protocols.



QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.



RF Micro Devices, Inc., headquartered in Greensboro, North Carolina, designs, develops and markets proprietary radio frequency integrated circuits for wireless communications applications such as cellular and PCS, cordless telephony, wireless security and remote meter reading.



Research in Motion Limited, headquartered in Waterloo, Ontario, Canada, designs, makes and markets wireless consumer and business-to-business electronic access products for the mobile communications market. The company's products include two-way pagers, wireless personal computer card adapters, software connectivity tools and embedded wireless radios.



TriQuint Semiconductor, Inc., headquartered in Hillsboro, Oregon, design, develops, manufactures and markets a broad range of high-performance analog and mixed-signal integrated circuits for the wireless communications, telecommunications and computing markets. The company's integrated circuits use its proprietary (GaAs) technology, which has inherent physical properties that enable integrated circuits to operate at higher speeds with lower power consumption compared to silicon devices.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

Page 18


               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 447, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 447, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on July 26, 2000.

                              FT 447

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   July 26, 2000
                     General Partner of  )
                     Nike Securities L.P.                )
                                         )
                                         )
                                         )  Robert M. Porcellino
                                         )  Attorney-in-Fact**
                                         )
                                         )



       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated July 26, 2000 in Amendment No. 1 to the Registration Statement (Form S-6) (File
No. 333-41734) and related Prospectus of FT 447.



                                               ERNST & YOUNG LLP


Chicago, Illinois
July 26, 2000


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for FT 447 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-44755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).
                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).



                               S-6